Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	GeoPark Limited Consolidated Financial Statements as of and for the year ended December 31, 2020

Item 1

GEOPARK LIMITED

CONSOLIDATED

FINANCIAL STATEMENTS

As of and for the year ended December 31, 2020

CONTENTS

2	Reports of Independent Registered Public Accounting Firms
5	Consolidated Statement of Income
6	Consolidated Statement of Comprehensive Income
7	Consolidated Statement of Financial Position
8	Consolidated Statement of Changes in Equity
9	Consolidated Statement of Cash Flow
10	Notes to the Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

GeoPark Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of GeoPark Limited (the Company) as of December 31, 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flow for the year then ended and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the financial statements and (ii) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Depreciation and Impairment of property, plant and equipment

Description of the Matter

At December 31, 2020, the carrying value of the Company’s property, plant and equipment was $614.67 million, depreciation expense was $118.07 million and impairment expense was $133.86 million for the year then ended. As described in Note 2.11, the Company follows the successful efforts method of accounting for its oil and gas properties. Depreciation of the cost of proved oil and gas properties is calculated using the unit-of-production method based on proved and probable oil and gas reserves, as estimated by the Company’s internal reservoir engineers. Proved and probable oil and gas reserves estimates are based on geological, geophysical and engineering assessments of expected reservoir characteristics, future production rates based on historical performance and expected future operating and investment activities. Estimating reserves also requires the selection of inputs, including future oil and gas prices and quality differentials, future development and operating costs and tax rates by jurisdiction, among others. Because of the complexity involving in estimating oil and gas reserves, management engaged a third-party petroleum engineering firm to certify the proved and probable oil and gas reserve estimates prepared by the Company’s internal reservoir engineers as of December 31, 2020. Additionally, the expected future cash flows used for impairment reviews and related fair value calculations are based on judgmental assessments of future prices and production volumes from estimated oil and gas reserves.

Auditing the Company’s depreciation and impairment calculations is complex because of the use of the work of the internal reservoir engineers and third-party petroleum engineering firm and the evaluation of management’s determination of the inputs described above used by the engineers in estimating proved and probable oil and gas reserves. Also, the assumptions used by management are subject to changes due to future events and conditions, and evaluating them requires significant auditor judgement.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s internal controls over its process to calculate depreciation expense and to perform its impairment analysis, including management’s controls over proved and probable oil and gas reserves’ estimation process. We have also tested management controls over the determination of significant assumptions used in the impairment calculation process.

To test the depreciation and impairment of property, plant and equipment our audit procedures included, among others, evaluating the professional qualifications and objectivity of the Company’s internal reservoir engineers primarily responsible for overseeing the preparation of the reserve estimates and the third-party petroleum engineering firm used to certify the proved and probable oil and gas reserve estimates. In addition, we evaluated the completeness and accuracy of the financial data and inputs used by the engineers in estimating proved and probable oil and gas reserves and we identified and evaluated corroborative and contrary evidence. For proved undeveloped reserves, we evaluated management’s development plan by assessing consistency of the development projections with the Company’s drill plan and the availability of capital to develop such plan. We also tested the mathematical accuracy of the depreciation computations and reviewed the model of impairment analysis of property, plant and equipment, including comparing the proved and probable oil and gas reserve amounts used in the calculations to the Company’s Reserve Report as of December 31, 2020. We also involved our professionals with specialized skill and knowledge to assist in evaluating the Company’s discounted cash flow model and certain significant assumptions, including the discount rate.

/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

Member of Ernst & Young Global

We have served as the Company’s auditor since 2020.

Buenos Aires, Argentina

March 10, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of GeoPark Limited

Opinion on the Financial Statements

We have audited the consolidated statement of financial position of GeoPark Limited and its subsidiaries (the "Company") as of December 31, 2019, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows, for each of the two years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICE WATERHOUSE & CO. S.R.L. (Partner)

/s/ Hernan Pablo Rodriguez Cancelo Araujo

Autonomous City of Buenos Aires, Argentina
March 31, 2020

We served as the Company's auditor from 2009 to 2020

CONSOLIDATED STATEMENT OF INCOME

Amounts in US$´000	Note	2020	2019	2018
REVENUE	7	393,692	628,907	601,161
Commodity risk management contracts	8	8,081	(22,523)	16,173
Production and operating costs	9	(125,072)	(168,964)	(174,260)
Geological and geophysical expenses	12	(14,951)	(18,593)	(13,951)
Administrative expenses	13	(50,315)	(60,818)	(52,074)
Selling expenses	14	(5,844)	(14,113)	(4,023)
Depreciation		(118,073)	(105,532)	(92,240)
Write-off of unsuccessful exploration efforts	20	(52,652)	(18,290)	(26,389)
Impairment loss (recognized) reversed for non-financial assets	20‑37	(133,864)	(7,559)	4,982
Other expenses		(11,665)	(1,840)	(2,887)
OPERATING (LOSS) PROFIT		(110,663)	210,675	256,492
Financial expenses	15	(64,582)	(41,070)	(39,321)
Financial income	15	3,166	2,360	3,059
Foreign exchange loss	15	(13,008)	(2,446)	(11,323)
(LOSS) PROFIT BEFORE INCOME TAX		(185,087)	169,519	208,907
Income tax expense	17	(47,863)	(111,762)	(106,240)
(LOSS) PROFIT FOR THE YEAR		(232,950)	57,757	102,667
Attributable to:
Owners of the Company		(232,950)	57,757	72,415
Non-controlling interest		—	—	30,252
(Losses) Earnings per share (in US$) for (loss) profit attributable to owners of the Company. Basic	19	(3.84)	0.96	1.19
(Losses) Earnings per share (in US$) for (loss) profit attributable to owners of the Company. Diluted	19	(3.84)	0.92	1.11

The notes on pages 10 to 73 are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Amounts in US$´000	2020	2019	2018
(Loss) Profit for the year	(232,950)	57,757	102,667
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Currency translation differences	(8,449)	(1,498)	(4,401)
(Losses) Gains on cash flow hedges	(6,770)	6,770	—
Income tax benefit (expense) relating to cash flow hedges	2,166	(2,166)	—
Other comprehensive (loss) profit for the year	(13,053)	3,106	(4,401)

Total comprehensive (loss) profit for the year	(246,003)	60,863	98,266
Attributable to:
Owners of the Company	(246,003)	60,863	68,014
Non-controlling interest	—	—	30,252

The notes on pages 10 to 73 are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in US$´000	Note	2020	2019
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	20	614,665	567,788
Right-of-use assets	28	21,402	13,462
Prepayments and other receivables	22	1,060	7,031
Other financial assets	25	13,364	10,985
Deferred income tax asset	18	18,168	26,934
TOTAL NON-CURRENT ASSETS		668,659	626,200
CURRENT ASSETS
Inventories	23	13,326	11,447
Trade receivables	24	46,918	44,178
Prepayments and other receivables	22	27,263	51,016
Derivative financial instrument assets	25	1,013	8,097
Other financial assets	25	28	14
Cash and cash equivalents	25	201,907	111,180
Assets held for sale	36.3.2	1,152	—
TOTAL CURRENT ASSETS		291,607	225,932
TOTAL ASSETS		960,266	852,132
EQUITY
Equity attributable to owners of the Company
Share capital	26.1	61	59
Share premium		179,399	173,716
Reserves		92,216	112,471
Accumulated losses		(380,866)	(153,361)
TOTAL EQUITY		(109,190)	132,885
LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	27	766,897	420,138
Lease liabilities	28	11,457	5,801
Provisions and other long-term liabilities	29	82,370	62,062
Deferred income tax liability	18	7,190	10,850
Trade and other payables	30	4,886	5,475
TOTAL NON-CURRENT LIABILITIES		872,800	504,326
CURRENT LIABILITIES
Borrowings	27	17,689	17,281
Lease liabilities	28	10,890	7,442
Derivative financial instrument liabilities	25	15,094	952
Current income tax liabilities		52,775	57,901
Trade and other payables	30	100,156	131,345
Liabilities associated with assets held for sale	36.3.2	52	—
TOTAL CURRENT LIABILITIES		196,656	214,921
TOTAL LIABILITIES		1,069,456	719,247
TOTAL EQUITY AND LIABILITIES		960,266	852,132

The notes on pages 10 to 73 are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
					(Accumulated
					Losses)	Non-
	Share	Share	Other	Translation	Retained	controlling
Amount in US$‘000	Capital	Premium	Reserve	Reserve	Earnings	Interest	Total
Equity at January 1, 2018	61	239,191	127,527	2,079	(283,933)	41,915	126,840
Comprehensive income:
Profit for the year	—	—	—	—	72,415	30,252	102,667
Other comprehensive loss for the year	—	—	—	(4,401)	—	—	(4,401)
Total Comprehensive (loss) profit for the year 2018	—	—	—	(4,401)	72,415	30,252	98,266
Transactions with owners:
Share-based payment (Note 31)	—	449	—	—	4,830	167	5,446
Repurchase of shares (Note 26.1)	(1)	(1,800)	—	—	—	—	(1,801)
Dividends distribution to non-controlling interest	—	—	—	—	—	(8,089)	(8,089)
Transactions with non-controlling interest (Note 36.6)	—	—	(13,396)	—	—	(64,245)	(77,641)
Total 2018	(1)	(1,351)	(13,396)	—	4,830	(72,167)	(82,085)
Balances at December 31, 2018	60	237,840	114,131	(2,322)	(206,688)	—	143,021
Comprehensive income:
Profit for the year	—	—	—	—	57,757	—	57,757
Other comprehensive income (loss) for the year	—	—	4,604	(1,498)	—	—	3,106
Total Comprehensive (loss) profit for the year 2019	—	—	4,604	(1,498)	57,757	—	60,863
Transactions with owners:
Share-based payment (Note 31)	3	7,144	—	—	(4,430)	—	2,717
Repurchase of shares (Note 26.1)	(4)	(71,268)	—	—	—	—	(71,272)
Cash distribution (Note 26.2)	—	—	(2,444)	—	—	—	(2,444)
Total 2019	(1)	(64,124)	(2,444)	—	(4,430)	—	(70,999)
Balances at December 31, 2019	59	173,716	116,291	(3,820)	(153,361)	—	132,885
Comprehensive income:
Loss for the year	—	—	—	—	(232,950)	—	(232,950)
Other comprehensive loss for the year	—	—	(4,604)	(8,449)	—	—	(13,053)
Total Comprehensive loss for the year 2020	—	—	(4,604)	(8,449)	(232,950)	—	(246,003)
Transactions with owners:
Share-based payment (a) (Note 31)	2	7,349	—	—	5,445	—	12,796
Repurchase of shares (Note 26.1)	(1)	(4,008)	—	—	—	—	(4,009)
Cash distribution (Note 26.2)	—	—	(4,859)	—	—	—	(4,859)
Stock distribution (Note 26.3)	1	2,342	(2,343)	—	—	—	—
Total 2020	2	5,683	(7,202)	—	5,445	—	3,928
Balances at December 31, 2020	61	179,399	104,485	(12,269)	(380,866)	—	(109,190)

(a)	Includes issuance of shares to certain employees as part of their 2019 bonus compensation of US$ 4,352,000.

The notes on pages 10 to 73 are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOW

Amounts in US$‘000	Note	2020	2019	2018
Cash flows from operating activities
(Loss) Profit for the year		(232,950)	57,757	102,667
Adjustments for:
Income tax expense	17	47,863	111,762	106,240
Depreciation		118,073	105,532	92,240
Loss on disposal of property, plant and equipment		417	143	272
Impairment loss recognized (reversed) for non-financial assets	20‑37	133,864	7,559	(4,982)
Write-off of unsuccessful exploration efforts	20	52,652	18,290	26,389
Accrual of borrowing’s interests		48,690	29,573	30,444
Amortization of other long-term liabilities	29	(387)	(429)	(1,005)
Unwinding of long-term liabilities	15	5,894	4,560	3,505
Accrual of share-based payment		8,444	2,717	5,446
Foreign exchange loss	15	3,594	5,289	11,323
Unrealized loss (gain) on commodity risk management contracts	8	12,978	26,411	(42,271)
Income tax paid		(25,193)	(88,638)	(67,704)
Changes in working capital	5	(5,240)	(45,097)	(6,358)
Cash flows from operating activities – net		168,699	235,429	256,206
Cash flows from investing activities
Purchase of property, plant and equipment		(75,298)	(126,316)	(124,744)
Acquisition of business, net of cash acquired	36.1-36.4.1	(272,335)	—	(48,850)
Proceeds from disposal of long-term assets	36.2.1	—	7,066	9,000
Cash flows used in investing activities – net		(347,633)	(119,250)	(164,594)
Cash flows from financing activities
Proceeds from borrowings		350,000	—	36,017
Debt issuance costs paid		(7,507)	—	—
Principal paid		(3,575)	(9,790)	(15,073)
Interest paid		(37,594)	(29,099)	(27,695)
Lease payments		(9,380)	(4,855)	—
Repurchase of shares	26.1	(4,009)	(71,272)	(1,801)
Dividends distribution to non-controlling interest		—	—	(8,089)
Cash distribution	26.2	(4,859)	(2,444)	—
Payments for transactions with former non-controlling interest	36.6	(11,931)	(15,000)	(81,000)
Cash flows (used in) from financing activities – net		271,145	(132,460)	(97,641)
Net increase (decrease) in cash and cash equivalents		92,211	(16,281)	(6,029)

Cash and cash equivalents at January 1		111,180	127,727	134,755
Currency translation differences		(1,484)	(266)	(999)
Cash and cash equivalents at the end of the year		201,907	111,180	127,727

Ending Cash and cash equivalents are specified as follows:
Cash in bank and bank deposits		201,884	111,159	127,707
Cash in hand		23	21	20
Cash and cash equivalents		201,907	111,180	127,727

The notes on pages 10 to 73 are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1     General Information

GeoPark Limited (the “Company”) is a company incorporated under the law of Bermuda. The Registered Office address is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda.

The principal activities of the Company and its subsidiaries (the “Group” or “GeoPark”) are exploration, development and production for oil and gas reserves in Colombia, Chile, Brazil, Argentina, Peru and Ecuador.

These Consolidated Financial Statements were authorized for issue by the Board of Directors on March 10, 2021.

1.1 Coronavirus and oil price crisis

Starting in March 2020, the oil market experienced a significant over-supply condition that resulted in a sharp drop in prices, with Brent falling from over US$ 50 per barrel at the beginning of March 2020 up to US$ 16 per barrel in late April 2020. There were two key drivers for this market scenario. On the demand side, the sustained impact of the COVID-19 pandemic across the world and the associated containment measures, resulted in a sharp and sudden drop in fuel demand and hence on crude demand as well. This impact had been felt since early 2020 but accelerated significantly in March and April.

Concurrently, on the supply side, during the first week of March 2020, OPEC and non-OPEC producers (sometimes referred to as OPEC+) met to discuss the prospect of extending or increasing oil production cuts that had been first put in place in late 2016 and had been renewed and expanded ever since.  No consensus was reached among the 24 participating countries, effectively eliminating output reduction targets as of April 1, 2020. As a consequence, OPEC+ countries and especially Saudi Arabia, significantly increased production during April 2020.

The combined impact of sharply lower demand and growing supply led the market into an oil significant surplus with inventories building around the world and prices dropping to levels last seen in the early 2000s.

In mid-April, in the midst of significant demand destruction, OPEC+ agreed to a historical 9.7 MMbbl/d output cut. They were joined by other G-20 countries, which indicated they would add 3 to 5 MMbbl/d production reductions. Following this agreement, global crude production dropped significantly with high compliance from OPEC+ countries and economic-driven shut-ins in other regions, especially the United States of America (U.S.A.) and Canada, helping re-attain some balance in the market during the second half of 2020.

Over the past few months, even as COVID-19 cases remained high across the world, the strictest restrictions were gradually lifted. Additionally, as of December 2020, vaccination campaigns have started around the world providing hope that the pandemic effects on economic activity will be milder going forward. Reduced restrictions and vaccination have allowed for a gradual crude demand recovery also helping re-balance the market.

The crude price trajectory is highly uncertain for the months to come, as the long-term economic impact of COVID-19 may hinder energy demand around the globe while, on the supply side, OPEC+ commitment to current supply cuts and their gradual lifting will remain a key factor for market balance.

Although there are no specific tax benefits granted to the oil and gas sector in the jurisdictions where the Group has its business, in response to the COVID-19 crisis, many governments have granted extensions to file and pay tax duties. The Group has applied and used any extension granted, specifically in Colombia, Brazil, Argentina, Peru and Spain. In Colombia, GeoPark entered into an agreement with the tax authority to cancel the 2019 income tax in twelve instalments from August 2020 to July 2021. Likewise, certain social security charges on payroll have been also allowed to be reduced. Tax audits and procedures before fiscal authorities have been suspended until further governmental notice.

Note 1     General Information (continued)

1.1 Coronavirus and oil price crisis (continued)

Specifically, GeoPark’s program and strategy are guided by the following principles and priorities:

●	Keep Team Healthy: Protect workforce and families from the pandemic and its interruptions
●	Continuity of Field Operations: Ensure backup plans and teams in place to guarantee continuity of operations and business
●	Preserve Cash: Adjust the work program to maintain flexibility and balance sheet strength
●	Capital Allocation Discipline: Prioritize lower-risk, higher netback, and quick cash flow generating projects
●	Do More for Less: Implement operating, administrative and capital cost reduction measures
●	Stay Agile: Continuous monitoring of work programs and adjustment, up or down, as necessary
●	Build for the Long-Term: Protect critical tools and capabilities necessary for the long-term

Examples of the ongoing cost-cutting initiatives already implemented and providing results include:

●	Renegotiation of all service contracts, as well as any other type of contract
●	Improvements in operational efficiency
●	Temporary suspension of certain marginal fields
●	Overall reduction of administrative and structure costs, starting with a voluntary salary and bonus reduction by our management team and Board of Directors, as well as a general renegotiation of fees and expenses
●	Temporary suspension of quarterly cash dividends and share buybacks

Effective immediately, GeoPark adjusted the 2020 capital expenditures program to US$ 65-75 million, approximately a 60% reduction from prior preliminary estimates (approximately US$ 180-200 million including capital expenditures for Amerisur assets). For the whole year 2020, GeoPark continued to secure oil production, with a minimum price of US$30 per barrel. Also, the scenario has not impacted the approved credit lines and both Fitch and Standard & Poor’s maintained their credit ratings on our outstanding series of Notes due 2024 and 2027.

During July and August 2020, the Group implemented a plan to reduce its workforce. This reduction streamlined certain internal functions and departments for creating a more efficient workforce in the current economic environment. As a result, the Group achieved cost savings associated with the reduction of full-time and temporary employees, excluding one-time termination costs of US$ 3,949,000. Continuous efforts and actions to reduce costs and preserve liquidity continued throughout the year and will continue in the future.

Note 2     Summary of significant accounting policies

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to the years presented, unless otherwise stated.

2.1 Basis of preparation

The Consolidated Financial Statements of GeoPark Limited have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), under the historical cost basis, except for the following: certain financial assets and liabilities (including derivative instruments) measured at fair value, and assets held for sale – measured at fair value less costs to sell.

Note 2     Summary of significant accounting policies (continued)

2.1 Basis of preparation (continued)

The Consolidated Financial Statements are presented in thousands of United States Dollars (US$’000) and all values are rounded to the nearest thousand (US$’000), except in the footnotes and where otherwise indicated.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the Consolidated Financial Statements are disclosed in this note under the title “Accounting estimates and assumptions”.

All the information included in these Consolidated Financial Statements corresponds to the Group, except where otherwise indicated.

2.1.1 Changes in accounting policy and disclosure

2.1.1.1 New and amended standards and interpretations

The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2020. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IFRS 3: Definition of a Business

The amendment to IFRS 3 Business Combinations clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that, together, significantly contribute to the ability to create output. Furthermore, it clarifies that a business can exist without including all of the inputs and processes needed to create outputs. These amendments had no impact on the Consolidated Financial Statements of the Group, but may impact future periods should the Group enter into any business combinations.

Amendments to IFRS 7, IFRS 9 and IAS 39 Interest Rate Benchmark Reform

The amendments to IFRS 9 and IAS 39 Financial Instruments: Recognition and Measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainty about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument. These amendments have no impact on the Consolidated Financial Statements of the Group as it does not have any interest rate hedge relationships.

Amendments to IAS 1 and IAS 8 Definition of Material

The amendments provide a new definition of material that states, “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments had no impact on the Consolidated Financial Statements of, nor is there expected to be any future impact to the Group.

Note 2     Summary of significant accounting policies (continued)

2.1 Basis of preparation (continued)

2.1.1 Changes in accounting policy and disclosure (continued)

2.1.1.1 New and amended standards and interpretations (continued)

Conceptual Framework for Financial Reporting issued on March 29, 2018

The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards. This will affect those entities which developed their accounting policies based on the Conceptual Framework. The revised Conceptual Framework includes some new concepts, updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. These amendments had no impact on the Consolidated Financial Statements of the Group.

Amendments to IFRS 16 COVID-19 Related Rent Concessions

On May 28, 2020, the IASB issued COVID-19-Related Rent Concessions - amendment to IFRS 16 Leases. The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a COVID-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the COVID-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification. The amendment applies to annual reporting periods beginning on or after June 1, 2020. Earlier application is permitted. This amendment had no impact on the Consolidated Financial Statements of the Group.

2.2 Going concern

The Directors regularly monitor the Group’s cash position and liquidity risks throughout the year to ensure that it has sufficient funds to meet forecast operational and investment funding requirements. Sensitivities are run to reflect latest expectations of expenditures, oil and gas prices and other factors to enable the Group to manage the risk of any funding short falls and/or potential debt covenant breaches.

In December 2019, the appearance in China of a new SARS-CoV-2 coronavirus (known as "COVID-19") was announced, which after December 31, 2019 spread practically throughout the world. On March 11, 2020, the World Health Organization declared the COVID-19 outbreak as a pandemic. This emergency situation and the measures adopted in the different countries to face it have significantly affected international economic activity with diverse impacts in each affected country and business sectors. As of the date of these Consolidated Financial Statements, the gradual crude demand recovery is resulting in some improvements in the market conditions.

Despite the abovementioned market conditions, considering the performance of the operations, the US$ 425,000,000 and US$ 350,000,000 debt fundraisings completed in September 2017 and January 2020, respectively (see Note 27), the Group’s cash position of US$ 201,907,000, and the fact that over 97% of its total indebtedness as of December 31, 2020 matures in 2024 or 2027, the Directors have formed a judgement, at the time of approving the Consolidated Financial Statements, that there is a reasonable expectation that the Group has adequate resources to meet all its obligations for the foreseeable future. For this reason, the Directors have continued to adopt the going concern basis in preparing the Consolidated Financial Statements.

Note 2     Summary of significant accounting policies (continued)

2.3 Consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Intercompany transactions, balances and unrealized gains on transactions between the Group and its subsidiaries are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

2.4 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the CEO, COO, CFO and managers in charge of the Geoscience, Operations, Legal and Corporate Governance, People and Sustainability departments. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

2.5 Foreign currency translation

2.5.1 Functional and presentation currency

The Consolidated Financial Statements are presented in US Dollars, which is the Group’s presentation currency.

Items included in the Consolidated Financial Statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of Group companies incorporated in Colombia, Chile, Argentina, Peru and Ecuador is the US Dollar, meanwhile for the Group´s Brazilian company the functional currency is the local currency, which is the Brazilian Real.

2.5.2 Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Consolidated Statement of Income.

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows: assets and liabilities are translated at the closing rate, and income and expenses are translated at average exchange rates. All resulting exchange differences are recognized in Other comprehensive income.

2.6 Joint arrangements

Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor.

The Group has assessed the nature of its joint arrangements and determined them to be joint operations. The Group combines its share in the joint operations individual assets, liabilities, results and cash flows on a line-by-line basis with similar items in its Consolidated Financial Statements.

Note 2     Summary of significant accounting policies (continued)

2.7 Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at the acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.

The Group determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the statement of profit or loss in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

2.8 Revenue recognition

Revenue from the sale of crude oil and gas is recognized in the Consolidated Statement of Income when control is transferred to the purchaser, and if the revenue can be measured reliably and is expected to be received. Revenue is shown net of VAT, discounts related to the sale and overriding royalties due to the ex-owners of oil and gas properties where the royalty arrangements represent a retained working interest in the property. See Note 33.1.

2.9 Production and operating costs

Production and operating costs are recognized in the Consolidated Statement of Income on the accrual basis of accounting. These costs include wages and salaries incurred to achieve the revenue for the year. Direct and indirect costs of raw materials and consumables, rentals, and royalties are also included within this account.

Note 2     Summary of significant accounting policies (continued)

2.10 Financial results

Financial results include interest expenses, interest income, bank charges, the amortization of financial assets and liabilities, and foreign exchange gains and losses. The Group has capitalized the borrowing cost directly attributable to wells and facilities identified as qualifying assets. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale. The capitalization rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the Group’s general borrowings, which was 6.90% at year-end 2019 and 2018. No amounts were capitalized during the year (US$ 367,000 in 2019 and US$ 258,000 in 2018).

2.11 Property, plant and equipment

Property, plant and equipment are stated at historical cost less depreciation and impairment charges, if applicable. Historical cost includes expenditure that is directly attributable to the acquisition of the items; including provisions for asset retirement obligation.

Oil and gas exploration and production activities are accounted for in accordance with the successful efforts method on a field by field basis. The Group accounts for exploration and evaluation activities in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources, capitalizing exploration and evaluation costs until such time as the economic viability of producing the underlying resources is determined. Costs incurred prior to obtaining legal rights to explore are expensed immediately to the Consolidated Statement of Income.

Exploration and evaluation costs may include: license acquisition, geological and geophysical studies (i.e.: seismic), direct labour costs and drilling costs of exploratory wells. No depreciation and/or amortization are charged during the exploration and evaluation phase. Upon completion of the evaluation phase, the prospects are either transferred to oil and gas properties or charged to expense (exploration costs) in the period in which the determination is made, depending whether they have discovered reserves or not. If not developed, exploration and evaluation assets are written off after three years, unless it can be clearly demonstrated that the carrying value of the investment is recoverable.

A charge of US$ 52,652,000 has been recognized in the Consolidated Statement of Income within Write-off of unsuccessful exploration efforts (US$ 18,290,000 in 2019 and US$ 26,389,000 in 2018). See Note 20.

All field development costs are considered construction in progress until they are finished and capitalized within oil and gas properties, and are subject to depreciation once completed. Such costs may include the acquisition and installation of production facilities, development drilling costs (including dry holes, service wells and seismic surveys for development purposes), project-related engineering and the acquisition costs of rights and concessions related to proved properties.

Workovers of wells made to develop reserves and/or increase production are capitalized as development costs. Maintenance costs are charged to the Consolidated Statement of Income when incurred.

Capitalized costs of proved oil and gas properties and production facilities and machinery are depreciated on a licensed area by the licensed area basis, using the unit of production method, based on commercial proved and probable reserves. The calculation of the “unit of production” depreciation considers estimated future finding and development costs and is based on current year-end unescalated price levels. Changes in reserves and cost estimates are recognized prospectively. Reserves are converted to equivalent units on the basis of approximate relative energy content.

Depreciation of the remaining property, plant and equipment assets (i.e. furniture and vehicles) not directly associated with oil and gas activities has been calculated by means of the straight-line method by applying such annual rates as required to write-off their value at the end of their estimated useful lives. The useful lives range between 3 years and 10 years.

Depreciation is allocated in the Consolidated Statement of Income as a separate line to better follow the performance of the business.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see Impairment of non-financial assets in Note 2.13).

Note 2     Summary of significant accounting policies (continued)

2.12 Provisions and other long-term liabilities

Provisions for asset retirement obligations and other environmental liabilities, deferred income, restructuring obligations and legal claims are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Restructuring provisions, if any, comprise lease termination penalties and employee services termination payments.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as financial expense.

2.12.1 Asset Retirement Obligation

The Group records the fair value of the liability for asset retirement obligations in the period in which the wells are drilled. When the liability is initially recorded, the Group capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value at each reporting period, and the capitalized cost is depreciated over the estimated useful life of the related asset. According to interpretations and the application of current legislation, and on the basis of the changes in technology and the variations in the costs of restoration necessary to protect the environment, the Group has considered it appropriate to periodically re-evaluate future costs of well-capping. The effects of this recalculation are included in the Consolidated Financial Statements in the period in which this recalculation is determined and reflected as an adjustment to the provision and the corresponding property, plant and equipment asset.

2.12.2 Deferred Income

Government grants and other contributions relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and they are credited to the Consolidated Statement of Income over the expected lives of the related assets. Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

2.13 Impairment of non-financial assets

Assets that are not subject to depreciation and/or amortization are tested annually for impairment. Assets that are subject to depreciation and/or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the excess of the asset’s carrying amount over its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units), generally a licensed area. Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

No asset should be kept as an exploration and evaluation asset for a period of more than three years, except if it can be clearly demonstrated that the carrying value of the investment will be recoverable.

During 2020, impairment loss was recognized for US$ 133,864,000 (impairment loss recognized for US$ 7,559,000 in 2019 and impairment loss reversed for US$ 4,982,000 in 2018). See Note 37. The write-offs are detailed in Note 20.

Note 2     Summary of significant accounting policies (continued)

2.14 Lease contracts

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

2.14.1 Right-of-use assets

The Group recognises right-of-use assets at the commencement date of the lease. Right of use assets are measured at cost, less any accumulated depreciation and impairment losses, an adjusted for any measurement of lease liabilities.

The cost of right-of-use assets comprise the following:

●	the amount of the initial measurement of lease liability,
●	any lease payments made at or before the commencement date less any lease incentives received,
●	any initial direct costs, and
●	restoration costs.

The Group leases various offices, facilities, machinery and equipment. Lease contracts are typically made for fixed periods of 1 to 7 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment.

2.14.2 Lease liabilities

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. Lease liabilities include the net present value of the following lease payments:

●	fixed payments, less any lease incentives receivable,
●	variable lease payments that are based on an index or a rate,
●	amounts expected to be payable by the lessee under residual value guarantees,
●	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and
●	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

In calculating the present value, the lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the Group’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

2.14.3 Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of IT equipment and small items of office furniture that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Note 2     Summary of significant accounting policies (continued)

2.15 Inventories

Inventories comprise crude oil and materials.

Crude oil is measured at the lower of cost and net realizable value. Materials are measured at the lower of cost and recoverable amount. The cost of materials and consumables is calculated at acquisition price with the addition of transportation and similar costs. Cost is determined using the first-in, first-out (FIFO) method.

2.16 Current and deferred income tax

The tax expense for the year comprises current and deferred income tax. Income tax is recognized in the Consolidated Statement of Income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the financial statements date in the countries where the Company’s subsidiaries operate and generate taxable income. The computation of the income tax expense involves the interpretation of applicable tax laws and regulations in many jurisdictions. The resolution of tax positions taken by the Group, through negotiations with relevant tax authorities or through litigation, can take several years to complete and, in some cases, it is difficult to predict the ultimate outcome.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted as of the financial statements date and are expected to apply when the related deferred income tax asset is realized, or the deferred income tax liability is settled.

In addition, the Group has tax-loss carry-forwards in certain tax jurisdictions that are available to be offset against future taxable profit. However, deferred income tax assets are recognized only to the extent that it is probable that taxable profit will be available against which the unused tax losses can be utilized. Management judgment is exercised in assessing whether this is the case. To the extent that actual outcomes differ from management’s estimates, taxation charges or credits may arise in future periods.

Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries and joint arrangements, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. The Group is able to control the timing of dividends from its subsidiaries and hence does not expect taxable profit. Hence deferred income tax is recognized in respect of the retained earnings of overseas subsidiaries only if at the date of the Consolidated Financial Statements, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary. As mentioned above the Group does not expect that the temporary differences will revert in the foreseeable future.

Deferred income tax balances are provided in full, with no discounting.

2.17 Non-current assets or disposal groups held for sale

Non-current assets or disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and contractual rights under insurance contracts, which are specifically exempt from this requirement.

Note 2     Summary of significant accounting policies (continued)

2.17 Non-current assets or disposal groups held for sale (continued)

An impairment loss is recognized for any initial or subsequent write-down of the asset or disposal group to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset or disposal group, but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset or disposal group is recognized at the date of derecognition.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.

Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the Consolidated Statement of Financial Position. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the Consolidated Statement of Financial Position.

2.18 Financial assets

Financial assets are divided into the following categories: amortized cost; financial assets at fair value through profit or loss and fair value through other comprehensive income. The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows. The Group reclassifies debt investments when and only when its business model for managing those assets changes.

All financial assets not at fair value through profit or loss are initially recognized at fair value, plus transaction costs. Transaction costs of financial assets carried at fair value through profit or loss, if any, are expensed to profit or loss.

Derecognition of financial assets occurs when the rights to receive cash flows from the investments expire or are transferred and substantially all of the risks and rewards of ownership have been transferred. An assessment for impairment is undertaken at each balance sheet date.

Interest and other cash flows resulting from holding financial assets are recognized in the Consolidated Statement of Income when receivable, regardless of how the related carrying amount of financial assets is measured.

Amortized cost are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than twelve months after the balance sheet date. These are classified as non-current assets. These financial assets comprise trade and other receivables and cash and cash equivalents in the Consolidated Statement of Financial Position. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivables. These financial assets are subsequently measured at amortized cost using the effective interest method, less provision for impairment, if applicable.

Any change in their value through impairment or reversal of impairment is recognized in the Consolidated Statement of Income. All of the Group’s financial assets are classified as amortized cost.

2.19 Other financial assets

Non-current other financial assets include contributions made for environmental obligations according to a Colombian and Brazilian government request and are restricted for those purposes.

Current other financial assets include short-term investments with original maturities up to twelve months and over three months.

Note 2     Summary of significant accounting policies (continued)

2.20 Impairment of financial assets

The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

2.21 Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts, if any, are shown within borrowings in the current liabilities section of the Consolidated Statement of Financial Position.

2.22 Trade and other payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of the business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

2.23 Derivatives and hedging activities

Derivative financial instruments are recognized in the Consolidated Statement of Financial Position as assets or liabilities and initially and subsequently measured at fair value. They are presented as current assets or liabilities if they are expected to be settled within 12 months after the end of the reporting period.

The mark-to-market fair value of the Group's outstanding derivative instruments is based on independently provided market rates and determined using standard valuation techniques, including the impact of counterparty credit risk and are within level 2 of the fair value hierarchy.

2.23.1 Cash flow hedges that qualify for hedge accounting

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in Other Reserve within Equity. The gain or loss relating to the ineffective portion is recognized immediately in the Consolidated Statement of Income.

When forward contracts are used to hedge forecast transactions, the Group designates the change in fair value of the forward contract as the hedging instrument. Gains or losses relating to the effective portion of the change in the fair value of the forward contracts are recognized in Other Reserve within Equity.

Where the hedged item subsequently results in the recognition of a non-financial asset, both the deferred hedging gains and losses and the deferred time value of the option contracts or deferred forward points, if any, are included within the initial cost of the asset.

Note 2     Summary of significant accounting policies (continued)

2.23 Derivatives and hedging activities (continued)

2.23.1 Cash flow hedges that qualify for hedge accounting (continued)

When a hedging instrument expires, or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in Equity at that time remains in Equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset. When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in Equity are immediately reclassified to the Consolidated Statement of Income.

For more information about derivatives designated as cash flow hedges please refer to Note 3 Currency risk.

2.23.2 Other Derivatives

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognized immediately in the Consolidated Statement of Income.

For more information about derivatives related to commodity risk management please refer to Note 8 and for more information about derivatives related to currency risk management please refer to Note 15.

2.24 Borrowings

Borrowings are obligations to pay cash and are recognized when the Group becomes a party to the contractual provisions of the instrument.

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the Consolidated Statement of Income over the period of the borrowings using the effective interest method.

Direct issue costs are charged to the Consolidated Statement of Income on an accrual basis using the effective interest method.

2.25 Share capital

Equity comprises the following:

●	"Share capital" representing the nominal value of equity shares.
●	"Share premium" representing the excess over nominal value of the fair value of consideration received for equity shares, net of expenses of the share issuance.
●	"Other reserve" representing:
-	the difference between the proceeds from the transaction with non-controlling interests received against the book value of the shares acquired in the Chilean and Colombian subsidiaries, and
-	the changes in the fair value of the effective portion of derivatives designated as cash flow hedges.
●	"Translation reserve" representing the differences arising from translation of investments in overseas subsidiaries.
●	"(Accumulated losses) Retained earnings" representing:
-	accumulated earnings and losses, and
-	the equity element attributable to shares granted according to IFRS 2 but not issued at year end.

Note 2     Summary of significant accounting policies (continued)

2.26 Share-based payment

The Group operates a number of equity-settled share-based compensation plans comprising share awards payments to employees and other third-party contractors. Share-based payment transactions are measured in accordance with IFRS 2.

Fair value of the stock option plan for employee or contractors services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted calculated using the Geometric Brownian Motion method.

Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each reporting date, the entity revises its estimates of the number of options that are expected to vest. It recognizes the impact of the revision to original estimates, if any, in the Consolidated Statement of Income, with a corresponding adjustment to equity.

The fair value of the share awards payments is determined at the grant date by reference to the market value of the shares and recognized as an expense over the vesting period. When the awards are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Note 3     Financial Instruments-risk management

The Group is exposed through its operations to the following financial risks:

●	Currency risk
●	Price risk
●	Credit risk– concentration
●	Funding and liquidity risk
●	Interest rate risk
●	Capital risk management

The policy for managing these risks is set by the Board of Directors. Certain risks are managed centrally, while others are managed locally following guidelines communicated from the corporate department. The policy for each of the above risks is described in more detail below.

Currency risk

In Colombia, Chile, Argentina, Peru and Ecuador the functional currency is the US Dollar. The fluctuation of the local currencies of these countries against the US Dollar, except for Ecuador where the local currency is the US Dollar, does not impact the loans, costs and revenue held in US Dollars; but it does impact the balances denominated in local currencies. Such is the case of the prepaid taxes.

In Colombian, Chilean, Argentinean and Peruvian subsidiaries most of the balances are denominated in US Dollars, and since it is the functional currency of the subsidiaries, there is no exposure to currency fluctuation except from receivables or payables originated in local currency mainly corresponding to VAT and income tax.

The Group minimises the local currency positions in Colombia, Chile, Argentina and Peru by seeking to balance local and foreign currency assets and liabilities. However, tax receivables (VAT) seldom match with local currency liabilities. Therefore, the Group maintains a net exposure to them, except for what it is described below.

Note 3     Financial Instruments-risk management (continued)

Currency risk (continued)

Since December 2018, GeoPark decided to manage its future exposure to local currency fluctuation with respect to income tax balances in Colombia. Consequently, the Group entered into derivative financial instruments with local banks in Colombia, for an amount equivalent to US$ 83,700,000 as of December 31, 2019 and US$ 92,050,000 as of  December 31, 2018, in order to anticipate any currency fluctuation with respect to income taxes to be paid during the first half of the following year. As of December 31, 2020, there are no currency risk management contracts in place. The Group’s derivatives are accounted for as non-hedge derivatives and therefore all changes in the fair values of its derivative contracts are recognized as gains or losses in the results of the periods in which they occur. See the impact in the Consolidated Statement of Income in Note 15.

Most of the Group's assets held in those countries are associated with oil and gas productive assets. Those assets, even in the local markets, are generally settled in US Dollar equivalents.

During 2020, the Colombian Peso devalued by 5% (devalued by 1% in 2019 and revalued by 9% in 2018) against the US Dollar, the Chilean Peso revalued by 5% (devalued by 8% in 2019 and revalued by 13% in 2018), the Argentine Peso devalued by 41% (59% and 102% in 2019 and 2018) and the Peruvian Peso devalued by 9% (revalued by 2% in 2019 and devalued by 4% in 2018).

If the Colombian Peso, the Chilean Peso, the Argentine Peso and the Peruvian Peso had each devalued an additional 10% against the US dollar, with all other variables held constant, post-tax loss for the year would have been lower by US$ 9,057,000 (post-tax profit lower by US$ 645,000 in 2019 and US$ 57,000 in 2018).

In Brazil, the functional currency is the local currency, which is the Brazilian Real. The fluctuation of the US Dollars against the Brazilian Real does not impact the loans, costs and revenues held in Brazilian Real; but it does impact the balances denominated in US Dollars. Such is the case of the provision for asset retirement obligation and the lease liabilities. The intercompany loan that also used to be denominated in US Dollars was fully cancelled in October 2018, reducing significantly the exposure to foreign currency fluctuation. The exchange loss generated by the Brazilian subsidiary during 2020 amounted to US$ 4,205,000 (loss of US$ 664,000 in 2019 and US$ 5,862,000 in 2018).

During 2020, the Brazilian Real devalued by 29% against the US Dollar (devalued by 4% in 2019 and devalued by 17% in 2018, respectively). If the Brazilian Real had devalued 10% against the US dollar, with all other variables held constant, post-tax loss for the year would have been higher by US$ 909,000 (post-tax profit lower by US$ 927,000 in 2019 and post-tax profit lower by US$ 515,000 in 2018).

As currency rate changes between the US Dollar and the local currencies, the Group recognizes gains and losses in the Consolidated Statement of Income.

In relation to the cash consideration, of British Pound Sterling (“GBP”) 241,682,496, payable for the acquisition of Amerisur Resources Plc, GeoPark was exposed to fluctuations of the GBP at December 31, 2019. Consequently, the Group decided to manage this exposure by entering into a “Deal Contingent Forward” with a UK Bank, in order to anticipate any currency fluctuation. This forward contract was accounted for as a cash flow hedge as of December 31, 2019 and therefore the effective portion of the changes in its fair value was recognized in Other Reserve within Equity. On January 16, 2020, GeoPark removed that amount from the cash flow hedge reserve and included it directly in the initial cost of the acquired business. See Note 36.1.

Note 3     Financial Instruments-risk management (continued)

Price risk

The realized oil price for the Group is linked to US dollar denominated crude oil international benchmarks. The market price of this commodity is subject to significant volatility and has historically fluctuated widely in response to relatively minor changes in the global supply and demand for oil, the geopolitical landscape, the economic conditions and a variety of additional factors. The main factors affecting realized prices for gas sales vary across countries with some closely linked to international references while others are more domestically driven.

In Colombia, the realized oil price is linked to either the Vasconia crude reference price, a marker broadly used in the Llanos Basin, or the Oriente crude reference price, a marker broadly used for crude sales in Esmeraldas, Ecuador. In both basins, the reference price is then adjusted for certain marketing and quality discounts based on, among other things, API, viscosity, sulphur content, delivery point and transport costs.

In Chile, the oil price is based on Dated Brent minus certain marketing and quality discounts such as, API, sulphur content and others.

GeoPark has signed a long-term Gas Supply Contract with Methanex in Chile. The price of the gas sold under this contract is determined by a formula that considers a basket of international methanol prices, including US and European price indices.

In Brazil, prices for gas produced in the Manati Field are based on a long-term off-take contract with Petrobras. The price of gas sold under this contract is denominated in Brazilian Real and is adjusted annually for inflation pursuant to the Brazilian General Market Price Index (Indice Geral de Preços do Mercado), or IGPM.

In Argentina, the realized oil prices for the production in the Neuquen Basin follows the “Medanito” blend oil price reference, which has traditionally been linked to ICE Brent adjusted by certain marketing and quality discounts based on API, delivery point and transport costs. Though prices have been regulated by the Government in the past, they are currently being determined by market based formulas.

Gas sales in Argentina are carried out through annual contracts that go from May to April. The price of the gas sold under these contracts depends mainly on domestic supply and demand and regulation affecting the sector.

If oil and methanol prices had fallen by 10% compared to actual prices during the year, with all other variables held constant, considering the impact of the derivative contracts in place, post-tax loss for the year would have been higher by US$ 21,014,000 (post-tax profit lower by US$ 38,340,000 in 2019 and US$ 13,709,000 in 2018).

GeoPark manages part of the exposure to crude oil price volatility using derivatives. The Group considers these derivative contracts to be an effective manner of properly managing commodity price risk. The price risk management activities mainly employ combinations of options and key parameters are based on forecasted production and budget price levels. GeoPark has also obtained credit lines from industry leading counterparties to minimize the potential cash exposure of the derivative contracts (see Note 8).

Credit risk– concentration

The Group’s credit risk relates mainly to accounts receivable where the credit risks correspond to the recognized values of commodities sold. GeoPark considers that there is no significant risk associated to the Group’s major customers and hedging counterparties.

Note 3     Financial Instruments-risk management (continued)

Credit risk– concentration (continued)

In Colombia, GeoPark allocates its sales on a competitive basis to industry leading participants including traders and other producers. During 2020, the oil and gas production was sold to three clients which concentrate 98% of the Colombian subsidiaries’ revenue (accounting for 83% of the consolidated revenue). Delivery points include wellhead and other locations on the Colombian pipeline system for the Llanos Basin production. The Putumayo Basin production is delivered to clients FOB in Esmeraldas, Ecuador. The outstanding contracts for Colombian production extend through 2023. GeoPark manages its counterparty credit risk associated to sales contracts by including, in certain contracts, early payment conditions to minimize the exposure.

In Chile, the oil production is sold to ENAP, the State-owned oil and gas company (1% of the consolidated revenue, 2% in 2019 and 3% in 2018), and the gas production is sold to the local subsidiary of Methanex, a Canadian public company (4% of the consolidated revenue, 3% in 2019 and 3% in 2018).

In Brazil, all the hydrocarbons from Manati Field are sold to Petrobras, the State-owned company, which is the operator of the Manati Field (3% of the consolidated revenue, 4% in 2019 and 5% in 2018). The crude oil production from the Recôncavo Basin during 2020 and 2019 (representing less than a 1% of the consolidated revenue) was sold to local customers in the states of Bahia and Espirito Santo and to Petrobras.

In Argentina, the gas sales are channelled thought local gas marketing companies. GeoPark has an annual agreement for gas sales in effect from May 2020 through April 2021. Gas sales in Argentina account for 1% of the consolidated revenues.

The oil sales in Argentina are diversified across clients and delivery points: i) 68% of the oil produced in Argentina (4% of the consolidated revenue) is sold locally in Neuquen, delivered at well-head; and ii) 32% of the oil produced in Argentina (2% of the consolidated revenue) is sold to major Argentinean refineries, delivered via pipeline. GeoPark manages the counterparty credit risk associated to sales contracts by limiting payment terms offered to minimize the exposure.

The forementioned companies all have a good credit standing and despite the concentration of the credit risk, the Directors do not consider there to be a significant collection risk.

GeoPark executes oil prices hedges via over-the-counter derivatives. Should oil prices drop, the Group could stand to collect from its counterparties under the derivative contracts. The Group’s hedging counterparties are leading financial institutions and trading companies, therefore the Directors do not consider there to be a significant collection risk.

See disclosure in Notes 8 and 25.

Funding and Liquidity risk

In the past, the Group has been able to raise capital through different sources of funding including equity, strategic partnerships and financial debt.

The Group is positioned at the end of 2020 with a cash balance of US$ 201,907,000 and over 97% of its total indebtedness matures in 2024 or 2027. In addition, the Group has a large portfolio of attractive and largely discretional projects - both oil and gas - in multiple countries with over 40,000 boepd in production at year end. This scale and positioning permit the Group to protect its financial condition and selectively allocate capital to the optimal projects subject to prevailing macroeconomic conditions.

The Indentures governing the Company Notes 2024 and 2027 include incurrence test covenants related to compliance with certain thresholds of Net Debt to Adjusted EBITDA ratio and Adjusted EBITDA to Interest ratio. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Group’s capacity to incur additional indebtedness, as specified in the indentures governing the Notes. As of the date of these Consolidated Financial Statements, the Group is in compliance with all the indentures’ provisions and covenants.

Note 3     Financial Instruments-risk management (continued)

Funding and Liquidity risk (continued)

The most significant funding transactions executed during the last three years include:

In June 2020, the Colombian subsidiary executed an offtake and prepayment agreement with Trafigura, one of its customers. The prepayment agreement provided GeoPark with access to up to US$ 75,000,000 in the form of prepaid future oil sales. The availability period for the prepayment agreement expired on June 19, 2021. As of the date of these Consolidated Financial Statements, GeoPark did not withdrawn any amount from this prepayment agreement.

In January 2020, the Company successfully placed US$ 350,000,000 Notes. These Notes were priced at 99.285% and carry a coupon of 5.50% per annum (yield 5.625% per annum). Final maturity of the Notes will be January 17, 2027. The net proceeds from the Notes were used by the Group to pay the total consideration for the acquisition of Amerisur (see Note 36.1) and to pay any related fees and expenses, and for general corporate purposes.

In October 2018, the Brazilian subsidiary executed a loan agreement with Banco Santander for Brazilian Real 77,640,000 (equivalent to US$ 20,000,000 at the moment of the loan execution) to repay an existing US$-denominated intercompany loan to GeoPark Latin America Limited - Agencia en Chile. In September 2020, the Brazilian subsidiary executed the refinancing of the outstanding principal loan for Brazilian Real 19,410,000 (equivalent to US$ 3,441,000 at the moment of the refinancing execution).

Interest rate risk

The Group’s interest rate risk arises from long-term borrowings issued at variable rates, which expose the Group to interest rate risk.

The Group does not face interest rate risk on its US$ 425,000,000 and US$ 350,000,000 Notes which carry fixed rate coupons of 6.50% and 5.50% per annum, respectively. Consequently, the accruals and interest payments are not substantially affected by the market interest rate changes.

At December 31, 2020, the outstanding borrowing affected by a variable rate amounted to US$ 3,736,000, representing 0.5% of total borrowings. It corresponds to a loan from Banco Santander taken by the Brazilian subsidiary that has a floating interest rate based on CDI (Interbank certificate of deposit), which represents the average rate of all inter-bank overnight transactions in Brazil. GeoPark considers that there is no significant risk associated to interest rate based on the current exposure to variable rates.

Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including ‘current and non-current borrowings’ as shown in the Consolidated Statement of Financial Position) less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the Consolidated Statement of Financial Position plus net debt.

The Group’s strategy is to keep the gearing ratio within a 60% to 80% range, in normal market conditions. Due to the market conditions prevailing during 2020, the gearing ratio at year-end is above such range. Measures taken by the Company in this connection are described in Note 1.1.

Note 3     Financial Instruments-risk management (continued)

Capital risk management (continued)

The gearing ratios at December 31, 2020 and 2019 were as follows:

Amounts in US$‘000	2020	2019
Net Debt	582,679	326,239
Total Equity	(109,190)	132,885
Total Capital	473,489	459,124
Gearing Ratio	123%	71%

Note 4     Accounting estimates and assumptions

Estimates and assumptions are used in preparing financial statements. Although these estimates are based on management’s best knowledge of current events and actions, actual results may differ. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The key estimates and assumptions used in these Consolidated Financial Statements are noted below:

●	Cash flow estimates for impairment assessments of non-financial assets require assumptions about two primary elements: future prices and reserves. Estimates of future prices require significant judgments about highly uncertain future events. Historically, oil and gas prices have exhibited significant volatility. The Group’s forecasts for oil and gas revenues are based on prices derived from future price forecasts amongst industry analysts and internal assessments. Estimates of future cash flows are generally based on assumptions of long-term prices and operating and development costs. Given the significant assumptions required and the possibility that actual conditions may differ, management considers the assessment of impairment to be a critical accounting estimate (see Note 37).

The process of estimating reserves is complex. It requires significant judgements and decisions based on available geological, geophysical, engineering and economic data. The estimation of economically recoverable oil and natural gas reserves and related future net cash flows was performed based on the Reserve Report as of December 31, 2020 prepared by DeGolyer and MacNaughton, an independent international consultancy to the oil and gas industry based in Dallas, Texas, in line with the principles contained in the Society of Petroleum Engineers (SPE) and the Petroleum Resources Management Reporting System (PRMS) framework.

It incorporates many factors and assumptions including:

o	expected reservoir characteristics based on geological, geophysical and engineering assessments;
o	future production rates based on historical performance and expected future operating and investment activities;
o	future oil and gas prices and quality differentials;
o	assumed effects of regulation by governmental agencies; and
o	future development and operating costs.

Management believes these factors and assumptions are reasonable based on the information available to them at the time of preparing the estimates. However, these estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.

Note 4     Accounting estimates and assumptions (continued)

Such changes may impact the Group’s reported financial position and results, which include: (a) the carrying value of exploration and evaluation assets; oil and gas properties and other property, plant and equipment; may be affected due to changes in estimated future cash flows, (b) depreciation and amortization charges in the Consolidated Statement of Income may change where such charges are determined using the unit of production method, or where the useful life of the related assets change, (c) provisions for abandonment may require revision -where changes to reserves estimates affect expectations about when such activities will occur and the associated cost of these activities- and, (d) the recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

●	The Group adopts the successful efforts method of accounting. The Management of the Group makes assessments and estimates regarding whether an exploration and evaluation asset should continue to be carried forward as such when insufficient information exists. This assessment is made on a quarterly basis considering the advice from qualified experts.

The application of the Group’s accounting policy for exploration and evaluation expenditure requires judgement to determine whether future economic benefits are likely from future either exploitation or sale, or whether activities have not reached a stage which permits a reasonable assessment of the existence of reserves. The determination of reserves and resources is, in itself, an estimation process that involves varying degrees of uncertainty depending on how the resources are classified. These estimates directly impact when the Group defers exploration and evaluation expenditure. The deferral policy requires management to make certain estimates and assumptions about future events and circumstances, in particular, whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the relevant capitalized amount is written-off in the Consolidated Statement of Income in the period when the new information becomes available.

●	Oil and gas assets held in property plant and equipment are mainly depreciated on a unit of production (“UOP”) basis at a rate calculated by reference to proven and probable reserves and incorporating the estimated future cost of developing and extracting those reserves. Future development costs are estimated using assumptions as to the numbers of wells required to produce those reserves, the cost of the wells and future production facilities. This results in a depreciation charge proportional to the depletion of the anticipated remaining production from the block.

The life of each item, which is assessed at least annually, has regard to both its physical life limitations and present assessments of economically recoverable reserves of the block at which the asset is located. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves and estimates of future capital expenditure. The calculation of the UOP rate of depreciation will be impacted to the extent that actual production in the future is different from current forecast production based on total proved reserves, or future capital expenditure estimates change. Changes to proved reserves could arise due to changes in the factors or assumptions used in estimating reserves, including: (a) the effect on proved reserves of differences between actual commodity prices and commodity price assumptions and (b) unforeseen operational issues.

●	Obligations related to the abandonment of wells once operations are terminated may result in the recognition of significant obligations. Estimating the future abandonment costs is difficult and requires management to make estimates and judgments because most of the obligations are many years in the future. Technologies and costs are constantly changing as well as political, environmental, safety and public relations considerations. The Group has adopted the following criterion for recognizing well plugging and abandonment related costs: The present value of future costs necessary for well plugging and abandonment is calculated for each area at the present value of the estimated future expenditure. The liabilities recognized are based upon estimated future abandonment costs, wells subject to abandonment, time to abandonment, and future inflation rates.

Note 4     Accounting estimates and assumptions (continued)

The expected timing, extent and amount of expenditure may also change, for example, in response to changes in oil and gas reserves or changes in laws and regulations or their interpretation. Therefore, significant estimates and assumptions are made in determining the provision for decommissioning. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

The provision at reporting date represents management’s best estimate of the present value of the future abandonment costs required.

●	From time to time, the Group may be subject to various lawsuits, claims and proceedings that arise in the normal course of business, including employment, commercial, tax, environmental, safety and health matters. For example, from time to time, the Group receives notice of environmental, health and safety violations. Based on what the Management of the Group currently knows, it is not expected any material impact on the Consolidated Financial Statements.

Note 5     Consolidated Statement of Cash Flow

The Consolidated Statement of Cash Flow shows the Group’s cash flows for the year for operating, investing and financing activities and the change in cash and cash equivalents during the year.

Cash flows from operating activities are computed from the results for the year adjusted for non-cash operating items, changes in net working capital, and corporate tax. Income tax paid is presented as a separate item under operating activities.

Cash flows from investing activities include payments in connection with the purchase and sale of property, plant and equipment and cash flows relating to the purchase and sale of enterprises to third parties, if any.

Cash flows from financing activities include changes in equity, and proceeds from borrowings and repayment of loans.

Cash and cash equivalents include bank overdraft, if any, and liquid funds with a term of less than three months.

The following chart describes non-cash transactions related to the Consolidated Statement of Cash Flow:

Amounts in US$‘000	2020	2019	2018
(Decrease) Increase in asset retirement obligation	(1,812)	13,299	(4,355)
(Decrease) Increase in provisions for other long-term liabilities	(1,051)	1,867	(60)
Purchase of property, plant and equipment	—	(733)	1,100

Changes in working capital shown in the Consolidated Statement of Cash Flow are disclosed as follows:

Amounts in US$‘000	2020	2019	2018
Decrease (Increase) in Inventories	1,220	(1,675)	511
Decrease (Increase) in Trade receivables	3,190	(27,839)	3,423
Decrease (Increase) in Prepayments and other receivables and Other assets	38,742	(27,547)	(36,061)
Customer advance repayments (a)	—	—	(10,000)
Security deposit utilized	—	—	15,600
(Decrease) Increase in Trade and other payables	(48,392)	11,964	20,169
	(5,240)	(45,097)	(6,358)

(a)	In December 2015, the Colombian subsidiary entered into a prepayment agreement with Trafigura under which GeoPark sells and deliver a portion of its Colombian crude oil production. Funds committed were repaid by the Group on a monthly basis through oil deliveries until December 2018.

Note 5     Consolidated Statement of Cash Flow (continued)

The following chart shows the movements in the borrowings, lease liabilities and payables to related parties for each of the periods presented:

		Lease	Payables to
Amounts in US$‘000	Borrowings	Liabilities	related parties	Total
At January 1, 2018	426,204	—	31,184	457,388
Proceeds from borrowings	36,017	—	—	36,017
Accrual of borrowing's interests	28,842	—	1,602	30,444
Exchange difference	(2)	—	4,333	4,331
Foreign currency translation	(1,291)	—	(4,333)	(5,624)
Principal paid	(15,073)	—	—	(15,073)
Interest paid	(27,695)	—	—	(27,695)
Payments to related parties	—	—	(32,786)	(32,786)
At December 31, 2018	447,002	—	—	447,002
Initial recognition of lease liabilities	—	14,610	—	14,610
Addition to lease liabilities	—	2,496	—	2,496
Accrual of borrowing's interests	29,940	—	—	29,940
Exchange difference	5	566	—	571
Foreign currency translation	(639)	7	—	(632)
Unwinding of discount	—	419	—	419
Principal paid	(9,790)	—	—	(9,790)
Interest paid	(29,099)	—	—	(29,099)
Lease payments	—	(4,855)	—	(4,855)
At December 31, 2019	437,419	13,243	—	450,662
Proceeds from borrowings	350,000	—	—	350,000
Debt issuance costs paid	(7,507)	—	—	(7,507)
Acquisitions (Note 36.1)	—	17,851	—	17,851
Addition to lease liabilities	—	561	—	561
Accrual of borrowing's interests	48,232	—	—	48,232
Exchange difference	—	466	—	466
Foreign currency translation	(2,389)	(1,641)	—	(4,030)
Unwinding of discount	—	1,247	—	1,247
Principal paid	(3,575)	—	—	(3,575)
Interest paid	(37,594)	—	—	(37,594)
Lease payments	—	(9,380)	—	(9,380)
At December 31, 2020	784,586	22,347	—	806,933

Note 6     Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the CEO, COO, CFO and managers in charge of the Geoscience, Operations, Legal and Corporate Governance, People and Sustainability departments. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports. The committee considers the business from a geographic perspective.

The Executive Committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as (loss) profit for the period (determined as if IFRS 16 Leases has not been adopted), before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful exploration efforts, accrual of share-based payment, unrealized result on commodity risk management contracts, geological and geophysical expenses allocated to capitalized projects, and other non-recurring events. Operating Netback is equivalent to Adjusted EBITDA before cash expenses included in Administrative, Geological and Geophysical and Other operating expenses. Other information provided to the Executive Committee is measured in a manner consistent with that in the Consolidated Financial Statements.

Segment areas (geographical segments)

Amounts in US$ ‘000	Colombia	Chile	Brazil	Argentina	Peru	Ecuador	Corporate	Total
2020
Revenue	334,606	21,704	12,783	24,599	—	—	—	393,692
Sale of crude oil	332,461	5,103	891	21,185	—	—	—	359,640
Sale of gas	2,145	16,601	11,892	3,414	—	—	—	34,052
Realized gain on commodity risk management contracts	21,059	—	—	—	—	—	—	21,059
Production and operating costs	(92,319)	(10,244)	(3,876)	(18,633)	—	—	—	(125,072)
Royalties	(30,453)	(753)	(1,049)	(3,620)	—	—	—	(35,875)
Share-based payment	(362)	(94)	—	(72)	—	—	—	(528)
Other operating costs	(61,504)	(9,397)	(2,827)	(14,941)	—	—	—	(88,669)
Operating profit (loss)	144,806	(158,619)	1,215	(32,595)	(44,642)	(799)	(20,029)	(110,663)
Operating netback	253,763	11,259	6,833	4,540	—	—	—	276,395
Adjusted EBITDA	218,524	8,148	4,784	1,195	(1,952)	(773)	(12,395)	217,531

Depreciation	(63,687)	(33,571)	(3,732)	(16,564)	(401)	(52)	(66)	(118,073)
Recognition of impairment losses	—	(81,967)	(1,717)	(16,205)	(33,975)	—	—	(133,864)
Write-off of unsuccessful exploration efforts	(1,949)	(50,167)	(536)	—	—	—	—	(52,652)
Total assets	680,828	101,742	38,172	36,803	4,656	1,127	96,938	960,266

Employees (average) (a)	238	68	11	114	10	2	4	447
Employees at year end (a)	268	57	5	97	5	2	3	437

(a)	Unaudited.

Note 6     Segment information (continued)

Amounts in US$ ‘000	Colombia	Chile	Brazil	Argentina	Peru	Ecuador	Corporate	Total
2019
Revenue	538,917	32,336	23,049	34,605	—	—	—	628,907
Sale of crude oil	536,986	10,551	1,469	30,024	—	—	—	579,030
Sale of gas	1,931	21,785	21,580	4,581	—	—	—	49,877
Realized gain on commodity risk management contracts	3,888	—	—	—	—	—	—	3,888
Production and operating costs	(116,944)	(19,789)	(5,953)	(26,278)	—	—	—	(168,964)
Royalties	(56,399)	(1,181)	(1,855)	(5,141)	—	—	—	(64,576)
Share-based payment	(231)	(31)	(29)	(38)	—	—	—	(329)
Other operating costs	(60,314)	(18,577)	(4,069)	(21,099)	—	—	—	(104,059)
Operating profit (loss)	297,783	(26,869)	1,750	(34,124)	(7,468)	(536)	(19,861)	210,675
Operating netback	413,120	12,218	15,055	6,691	—	—	—	447,084
Adjusted EBITDA	367,058	8,310	11,750	868	(6,540)	(535)	(17,576)	363,335

Depreciation	(46,917)	(34,826)	(7,445)	(15,618)	(576)	(1)	(149)	(105,532)
Recognition of impairment losses	—	—	—	(7,559)	—	-	-	(7,559)
Write-off of unsuccessful exploration efforts	—	—	(5,120)	(13,170)	—	-	-	(18,290)
Total assets	357,125	249,207	68,480	79,062	53,993	1,119	43,146	852,132

Employees (average) (a)	195	89	13	133	26	2	3	461
Employees at year end (a)	202	77	13	128	14	2	3	439

Amounts in US$ ‘000	Colombia	Chile	Brazil	Argentina	Peru	Corporate	Total
2018
Revenue	497,870	37,359	30,053	35,879	—	—	601,161
Sale of crude oil	496,341	17,402	1,198	30,549	—	—	545,490
Sale of gas	1,529	19,957	28,855	5,330	—	—	55,671
Realized loss on commodity risk management contracts	(26,098)	—	—	—	—	—	(26,098)
Production and operating costs	(118,533)	(21,899)	(8,785)	(25,043)	—	—	(174,260)
Royalties	(62,710)	(1,473)	(2,820)	(4,833)	—	—	(71,836)
Share-based payment	(461)	(226)	(37)	(154)	—	—	(878)
Other operating costs	(55,362)	(20,200)	(5,928)	(20,056)	—	—	(101,546)
Operating profit (loss)	309,357	(29,139)	4,370	(6,739)	(4,529)	(16,828)	256,492
Operating netback	352,672	15,153	21,306	8,527	—	—	397,658
Adjusted EBITDA	319,447	8,784	17,908	4,576	(7,077)	(13,082)	330,556

Depreciation	(42,721)	(28,203)	(10,395)	(10,640)	(245)	(36)	(92,240)
Reversal of impairment losses	11,531	(6,549)	—	—	—	—	4,982
Write-off of unsuccessful exploration efforts	(17,665)	(6,121)	(2,020)	(583)	—	—	(26,389)
Total assets	383,450	276,449	70,424	87,259	35,817	9,261	862,660

Employees (average) (a)	182	101	12	121	27	2	445
Employees at year end (a)	178	100	12	137	28	2	457

(a)	Unaudited.

In 2020, approximately 82% of capital expenditure was incurred by Colombia (61% in 2019 and 78% in 2018), 15.5% was incurred by Chile (8% in 2019 and 6% in 2018), 0.5% was incurred by Brazil (4% in 2019 and 2% in 2018), 1% was incurred by Argentina (15% in 2019 and 7% in 2018), 0.5% was incurred by Peru (12% in 2019 and 7% in 2018) and 0.5% was incurred by Ecuador.

Note 6     Segment information (continued)

A reconciliation of total Operating netback to total (loss) profit before income tax is provided as follows:

Amounts in US$ ‘000	2020	2019	2018
Operating netback	276,395	447,084	397,658
Administrative expenses	(43,723)	(60,130)	(48,028)
Geological and geophysical expenses	(15,141)	(23,619)	(19,074)
Adjusted EBITDA for reportable segments	217,531	363,335	330,556
Unrealized (loss) gain on commodity risk management contracts	(12,978)	(26,411)	42,271
Depreciation (a)	(118,073)	(105,532)	(92,240)
Share-based payment	(8,444)	(2,717)	(5,446)
Impairment and write-off of unsuccessful exploration efforts	(186,516)	(25,849)	(21,407)
Lease accounting - IFRS 16	9,380	4,855	—
Others (b)	(11,563)	2,994	2,758
Operating (loss) profit	(110,663)	210,675	256,492
Financial expenses	(64,582)	(41,070)	(39,321)
Financial income	3,166	2,360	3,059
Foreign exchange loss	(13,008)	(2,446)	(11,323)
(Loss) Profit before tax	(185,087)	169,519	208,907

(a)	Net of capitalized costs for oil stock included in Inventories.
(b)	Includes allocation to capitalized projects. In 2020, also includes termination costs (see Note 1.1), and write-down of VAT credits and recognition of a provision for environmental liabilities in Peru (see Note 36.5.1).

Note 7     Revenue

Amounts in US$ ‘000	2020	2019	2018
Sale of crude oil	359,640	579,030	545,490
Sale of gas	34,052	49,877	55,671
	393,692	628,907	601,161

Note 8     Commodity risk management contracts

The Group has entered into derivative financial instruments to manage its exposure to oil price risk. These derivatives are zero-premium collars, fixed price or zero-premium 3-ways (put spread plus call), and were placed with major financial institutions and commodity traders. The Group entered into the derivatives under ISDA Master Agreements and Credit Support Annexes, which provide credit lines for collateral posting thus alleviating possible liquidity needs under the instruments and protect the Group from potential non-performance risk by its counterparties. The Group’s derivatives are accounted for as non-hedge derivatives and therefore all changes in the fair values of its derivative contracts are recognized as gains or losses in the results of the periods in which they occur.

The following table presents the Group’s production hedged during the year ended December 31, 2020 and for the following periods as a consequence of the derivative contracts in force as of December 31, 2020:

Period	Reference	Type	Volume bbl/d	Average price US$/bbl
January 1, 2020 - March 31, 2020	ICE BRENT	Zero Premium 3 Ways	18,000	45.00-55.00 Put 74.45 Call
			18,000
April 1, 2020 - June 30, 2020	ICE BRENT	Zero Premium 3 Ways	11,000	45.00-55.00 Put 70.00 Call
April 1, 2020 - June 30, 2020	ICE BRENT	Zero Premium Collars	7,500	32.33 Put 34.54 Call
April 1, 2020 - June 30, 2020	ICE BRENT	Fixed Price	7,500	31.67
			26,000
July 1, 2020 - September 30, 2020	ICE BRENT	Zero Premium 3 Ways	11,000	45.00-55.00 Put 70.00 Call
July 1, 2020 - September 30, 2020	ICE BRENT	Zero Premium Collars	14,500	31.34 Put 38.66 Call
July 1, 2020 - September 30, 2020	ICE BRENT	Fixed Price	2,000	32.00
			27,500
October 1, 2020 - December 31, 2020	ICE BRENT	Zero Premium 3 Ways	11,000	45.00-55.00 Put 70.00 Call
October 1, 2020 - December 31, 2020	ICE BRENT	Zero Premium Collars	12,500	33.76 Put 45.38 Call
October 1, 2020 - December 31, 2020	VASCONIA(a)	Zero Premium Collars	2,000	30.00 Put 44.25 Call
			25,500
January 1, 2021 - March 31, 2021	ICE BRENT	Zero Premium Collars	21,000	38.19 Put 51.98 Call
January 1, 2021 - March 31, 2021	VASCONIA(a)	Zero Premium Collars	2,000	35.00 Put 43.01 Call
			23,000
April 1, 2021 - June 30, 2021	ICE BRENT	Zero Premium Collars	20,500	38.93 Put 52.49 Call
			20,500
July 1, 2021 - September 30, 2021	ICE BRENT	Zero Premium Collars	9,000	40.00 Put 54.34 Call
			9,000
October 1, 2021 - December 31, 2021	ICE BRENT	Zero Premium Collars	9,000	40.00 Put 54.34 Call
			9,000

(a)	Vasconia Crude (Ice Brent minus Vasconia Differential)

Since 2020, the Group has entered into Vasconia-based derivative contracts, a new instrument within its hedging portfolio. These derivatives protect both the overall crude price exposure to ICE Brent as well as the Vasconia differential, which reflects the quality adjustment for the GeoPark’s Llanos Basin crude production in Colombia.

Note 8     Commodity risk management contracts (continued)

The table below summarizes the gain (loss) on the commodity risk management contracts:

	2020	2019	2018
Realized gain (loss) on commodity risk management contracts	21,059	3,888	(26,098)
Unrealized (loss) gain on commodity risk management contracts	(12,978)	(26,411)	42,271
	8,081	(22,523)	16,173

The following table presents the Group’s derivative contracts agreed after the balance sheet date:

Period	Reference	Type	Volume bbl/d	Price US$/bbl
January 1, 2021 - June 30, 2021	ICE BRENT	Zero Premium Collars	2,500	45.00 Put 59.00 Call
April 1, 2021 - June 30, 2021	ICE BRENT	Zero Premium Collars	1,500	50.00 Put 57.10 Call
April 1, 2021 - June 30, 2021	ICE BRENT	Zero Premium Collars	1,000	50.00 Put 57.27 Call
July 1, 2021 - September 30, 2021	ICE BRENT	Zero Premium Collars	2,500	45.00 Put 61.20 Call
July 1, 2021 - September 30, 2021	ICE BRENT	Zero Premium Collars	2,500	46.00 Put 62.50 Call
July 1, 2021 - September 30, 2021	ICE BRENT	Zero Premium Collars	2,000	45.00 Put 66.06 Call
July 1, 2021 - September 30, 2021	VASCONIA (a)	Zero Premium Collars	1,000	41.50 Put 68.15 Call
July 1, 2021 - September 30, 2021	VASCONIA (a)	Zero Premium Collars	1,000	41.50 Put 68.98 Call
October 1, 2021 - December 31, 2021	ICE BRENT	Zero Premium Collars	1,000	45.00 Put 61.65 Call
October 1, 2021 - December 31, 2021	ICE BRENT	Zero Premium Collars	1,500	45.00 Put 62.03 Call
October 1, 2021 - December 31, 2021	ICE BRENT	Zero Premium Collars	2,000	45.00 Put 64.17 Call
October 1, 2021 - December 31, 2021	ICE BRENT	Zero Premium Collars	2,000	45.00 Put 71.02 Call
October 1, 2021 - December 31, 2021	ICE BRENT	Zero Premium Collars	2,000	50.00 Put 75.75 Call
January 1, 2022 - March 31, 2022	ICE BRENT	Zero Premium Collars	2,500	45.00 Put 60.45 Call
January 1, 2022 - March 31, 2022	ICE BRENT	Zero Premium Collars	2,000	45.00 Put 76.85 Call

(a)	Vasconia Crude (Ice Brent minus Vasconia Differential)

Note 9     Production and operating costs

Amounts in US$ '000	2020	2019	2018
Staff costs (Note 11)	14,689	14,213	17,725
Share-based payment (Note 11)	528	329	878
Royalties	35,875	64,576	71,836
Well and facilities maintenance	15,039	27,660	20,262
Operation and maintenance	7,491	7,743	7,756
Consumables	16,776	17,625	17,444
Equipment rental	8,570	10,476	9,317
Safety and Insurance costs	4,505	4,107	3,878
Gas plant costs	1,591	3,414	5,967
Transportation costs	5,622	2,941	2,628
Field camp	3,130	2,583	2,959
Non-operated blocks costs	3,442	1,353	1,327
Other costs	7,814	11,944	12,283
	125,072	168,964	174,260

Note 10 DepreciationS

Note 10     Depreciation

Amounts in US$ ‘000	2020	2019	2018
Oil and gas properties	89,344	83,276	72,130
Production facilities and machinery	16,820	16,708	17,958
Furniture, equipment and vehicles	2,317	2,096	1,579
Buildings and improvements	490	804	996
Depreciation of property, plant and equipment (a)	108,971	102,884	92,663

Related to:
Productive assets	106,164	99,984	90,088
Administrative assets	2,807	2,900	2,575
Depreciation total (a)	108,971	102,884	92,663

(a)	Depreciation without considering capitalized costs for oil stock included in Inventories nor depreciation of right-of-use assets.

Note 11     Staff costs and Directors’ Remuneration

	2020	2019	2018
Number of employees at year end (a)	437	439	457
Amounts in US$ ‘000
Wages and salaries	49,338	55,325	52,644
Share-based payments (b) (Note 31)	8,444	2,717	5,446
Social security charges	5,712	6,888	7,464
Director’s fees and allowance	2,094	3,266	2,876
	65,588	68,196	68,430

Recognized as follows:
Production and operating costs	15,217	14,542	18,603
Geological and geophysical expenses	12,893	18,448	15,527
Administrative expenses	37,478	35,206	34,300
	65,588	68,196	68,430

Board of Directors’ and key managers’ remuneration
Salaries and fees	8,641	13,483	12,452
Share-based payments	7,170	2,251	2,918
Other benefits in kind	232	262	272
	16,043	15,996	15,642

(a)	Unaudited.
(b)	The increase in share-based payments in 2020 is explained by the accrual of the 2019 VCP and the 2020 Plan, which were granted in November 2019 and February 2020, respectively.

Note 11     Staff costs and Directors’ Remuneration (continued)

Directors’ Remuneration

	Executive		Executive		Non-Executive	Director Fees	Cash Equivalent
	Directors’ Fees		Directors’ Bonus		Directors’ Fees	Paid in Shares	Total Remuneration
	(in US$)		(in US$)		(in US$)	(No. of Shares)	(in US$)
Gerald O’Shaughnessy	325,000		—		—	—	325,000
James F. Park	650,000	(a)	650,000	(b)	—	—	1,300,000
Pedro E. Aylwin (c)	—		—		—	—	—
Juan Cristóbal Pavez (d)	—		—		27,500	7,465	122,719
Carlos Gulisano (e)	—		—		62,500	9,002	162,497
Robert Bedingfield (f)	—		—		27,500	14,592	185,628
Jamie Coulter	—		—		22,500	6,874	111,031
Constantin Papadimitriou	—		—		25,000	13,967	176,875
Somit Varma	—		—		—	4,152	35,624
Sylvia Escovar Gomez	—		—		—	4,152	35,624

(a)	The annual salary for US$ 800,000 was voluntary reduced as one of the initiatives to reduce the impact of COVID-19 and oil price crisis.
(b)	The 2019 annual bonus approved by the Compensation Committee for US$ 798,698 was only received partially in cash for US$ 650,000.
(c)	Pedro E. Aylwin has a service contract that provides for him to act as Director of Legal and Governance.
(d)	Compensation Committee Chairman until his resignation on June 10, 2020. Afterwards the Chairman is Constantin Papadimitriou.
(e)	Technical Committee Chairman.
(f)	Audit Committee Chairman.

During 2020, Director’s fees were voluntary reduced as part of the measures implemented to reduce the impact of the COVID-19 and oil price crisis (see Note 1.1).

In January 2020, 439,075 shares were issued to certain Directors as a consequence of the vesting of the 2016 Value Creation Plan (“VCP”). See Note 31.

Note 12     Geological and geophysical expenses

Amounts in US$ ‘000	2020	2019	2018
Staff costs (Note 11)	12,653	18,312	15,005
Share-based payment (Note 11)	240	136	522
Allocation to capitalized project	(102)	(4,834)	(5,645)
Other services	2,160	4,979	4,069
	14,951	18,593	13,951

Note 13     Administrative expenses

Amounts in US$ ‘000	2020	2019	2018
Staff costs (Note 11)	27,708	29,688	27,378
Share-based payment (Note 11)	7,676	2,252	4,046
Consultant fees (a)	8,570	18,685	7,427
Office expenses	1,525	1,386	3,021
Travel expenses	939	4,867	4,519
Director’s fees and allowance (Note 11)	2,094	3,266	2,876
Communication and IT costs	2,937	2,928	2,395
Allocation to joint operations	(6,720)	(8,008)	(7,774)
Other administrative expenses	5,586	5,754	8,186
	50,315	60,818	52,074

(a)	The increase in consultant fees in 2019 is explained mainly by legal and other advisory services related to new business efforts.

Note 14     Selling expenses

Amounts in US$ ‘000	2020	2019	2018
Transportation (a)	4,787	12,985	2,638
Selling taxes and other	1,057	1,128	1,385
	5,844	14,113	4,023

(a)	The increase in transportation costs in 2019 is explained primarily due to the difference in accounting for different points of sale in Colombia and costs associated with the operation of the flowline connecting Llanos 34 block to the ODL regional pipeline. Sales at the wellhead have no selling costs associated but generate lower revenue whereas transportation costs for sales to other delivery points are accounted for as selling expenses.

Note 15     Financial results

Amounts in US$ '000	2020	2019	2018
Financial expenses
Interest and amortization of debt issue costs	(48,779)	(29,977)	(28,955)
Interest with related parties (Note 34)	—	—	(1,606)
Less: amounts capitalized on qualifying assets	—	367	258
Bank charges and other financial results	(9,909)	(6,900)	(5,513)
Unwinding of long-term liabilities	(5,894)	(4,560)	(3,505)
	(64,582)	(41,070)	(39,321)
Financial income
Interest received	3,166	2,360	3,059
	3,166	2,360	3,059
Foreign exchange gains and losses
Foreign exchange loss, net	(2,720)	(6,163)	(11,323)
Realized result on currency risk management contracts	(9,414)	2,843	—
Unrealized result on currency risk management contracts	(874)	874	—
	(13,008)	(2,446)	(11,323)
Total Financial results	(74,424)	(41,156)	(47,585)

Note 16     Tax reforms

Colombia

In 2020, the Colombian government did not engage in any substantial tax reform procedure. Focus was placed on the implementation of legal changes enacted in 2019, including a progressive reduction of the general corporate income tax rate (37% in 2018, 33% in 2019, 32% in 2020; 31% in 2021; 30% in 2022 and onwards), an increase in the withholding tax rate on dividends for non-resident shareholders from 7.5% to 10% and a reduction of the presumptive taxable income tax rate from 1.5% to 0.5% in 2020 and 0% in 2021.

Because of COVID-19, the Colombian government granted tax benefits including a reduction on the 2020 advance income tax payment and established fast-track procedures to return taxpayers’ income and value added tax in favour. Further, taxpayers were allowed to sign Tax Payment Agreements to split the 2019 income tax into twelve instalments with a preferential rate. See measures taken by GeoPark in Note 1.1.

In August 2020, the Colombian government enacted a decree that regulates the indirect transfer of shares, rights or assets. Through this regulation, the transfer of shares, rights or assets of entities located abroad are taxed in Colombia when such transaction represents a transfer of assets located in Colombia. Although certain conditions and exemptions apply, corporate reorganizations shall monitor this new regulation.

Chile

Under the Chilean tax regime, hydrocarbon exploitation benefits from the general income tax legislation are established at the time of the execution of each Special Operation Contract (abbreviated to CEOP in Spanish) for the exploitation of each block. Thus, new tax reforms do not affect the current taxation for the GeoPark subsidiaries in Chile.

Nevertheless, it is worth to highlight a new law enacted in 2020 that provides a new tax reform in Chile. The main tax changes are the following:

●	A unique corporate tax regime is established for large enterprises, revoking the attributed income tax system introduced by the 2014 tax reform. This tax regime, in force as of January 1, 2020 is a partially integrated system that levies corporate income tax at a 27% rate.

Therefore, the Chilean total income tax burden for Chilean individuals or foreign investors not domiciled or resident in treaty countries is 44.45%. Meanwhile, foreign investors resident in treaty countries are subject to a total income tax burden of 35%.

●	Stock options regulated in employment agreements and collective agreements will not be considered as income when granted or when the option is exercised. Taxation is applicable only when the shares are sold after the exercise of the option. On the contrary, when the stock option is not contained in an employment agreement, the granting of the option is not considered income, but its exercise is.
●	Deductible expenses concept is defined broader and more flexible rules were enacted to allow bad-debt deductibility.

Further, new tax reporting provisions were approved that requires new information to be reported for transfer pricing and indirect transfer tax purposes.

Note 16     Tax reforms (continued)

Argentina

Although in 2020 no new relevant corporate tax regulations were issued, the corporate taxation in Argentina was centred on the implementation of the tax reform enacted in December 2019. Such reform set a corporate income tax rate at 30% in 2020 and postponed an increase of the income withholding tax on dividend distributions from 7% to 13%.

Other relevant tax provisions implemented in 2020 are the equal allocation of the amount determined as tax inflation adjustment for 2019 and 2020, the exemption on indirect transfer of assets or shares located in Argentina between related parties and the deductibility restriction of foreign exchange differences up to 30% of taxable profit before interests and depreciation.

New tax reporting legislation was approved to extend tax reports and information to be filed before the authority. Further, new transfer pricing reports were included into the Argentinian legislation to provide detailed information on transactions executed between related parties.

Spain

In December 2020, a new set of tax rules was approved to change the tax treatment of Spanish holding entities. The tax reform reduced a full income tax exemption on dividend and capital gains income earned from foreign affiliates to a 95% exemption.

Note 17     Income tax

Amounts in US$ ‘000	2020	2019	2018
Current income tax charge	(41,927)	(111,371)	(101,456)
Deferred income tax credit (charge) (Note 18)	(5,936)	(391)	(4,784)
	(47,863)	(111,762)	(106,240)

Note 17     Income tax (continued)

The tax on the Group’s (loss) profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

Amounts in US$ ‘000	2020	2019	2018
(Loss) Profit before tax	(185,087)	169,519	208,907
Tax losses from non-taxable jurisdictions	53,652	49,360	42,808
Taxable profit	(131,435)	218,879	251,715

Income tax calculated at domestic tax rates applicable to Profit in the respective countries	12,450	(79,395)	(102,211)
Tax losses where no deferred tax benefit is recognized	(23,117)	(2,563)	(7,344)
Effect of currency translation on tax base	(923)	(16,795)	3,336
Effect of inflation adjustment for tax purposes	(867)	541	—
Changes in the income tax rate (Note 16)	(925)	1,279	(1,874)
Write-down of deferred tax benefits previously recognized (a)	(32,565)	—	—
Previously unrecognized tax losses	—	1,820	4,882
Out of period adjustment (b)	—	(9,910)	—
Non-taxable results (c)	(1,916)	(6,739)	(3,029)
Income tax	(47,863)	(111,762)	(106,240)

(a)	Includes write-down of the deferred income tax asset in Peru due to the decision to retire from the Morona Block (see Note 36.5.1), and write-down of a portion of tax losses and other deferred income tax assets in Chile, Brazil and Argentina where there is insufficient evidence of future taxable profits to offset them, in accordance with the expected future cash-flows as of December 31, 2020.
(b)	Adjustment related to prior periods that increased the income tax expense during the year ended December 31, 2019, due to the increase in deferred tax liabilities as a result of computing as temporary, differences generated between the tax and book basis of Property, plant and equipment, that were originally considered as permanent. The Group concluded that this adjustment was not material to the year ended December 31, 2019 or to any previously reported Consolidated Financial Statements.
(c)	Includes non-deductible expenses in each jurisdiction.

Under current Bermuda law, the Company is not required to pay any taxes in Bermuda on income or capital gains. The Company has received an undertaking from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, they will be exempt from taxation in Bermuda until March 2035. Income tax rates in those countries where the Group operates (Colombia, Chile, Brazil, Argentina, Peru and Ecuador) ranges from 15% to 34%. There are no income tax consequences attached to the payment of dividends by the Group to its shareholders.

The Group has tax losses available which can be utilized against future taxable profit in the following countries:

Amounts in US$ ‘000	2020	2019	2018
Chile (a)	403,258	317,644	315,733
Brazil (a)	32,452	37,848	38,011
Argentina (b)	20,734	22,930	5,490
Total tax losses at December 31	456,444	378,422	359,234

(a)	Taxable losses have no expiration date.
(b)	Tax losses accumulated at December 31, 2020 are: US$ 318,000, US$ 788,000, US$ 2,094,000, US$ 10,028,000 and US$ 7,506,000 expiring in 2021, 2022, 2023, 2024 and 2025, respectively.

At the balance sheet date, deferred tax assets in respect of tax losses in certain companies in Chile and a portion of tax losses in Brazil have not been recognized as there is insufficient evidence of future taxable profits to offset them.

Note 18     Deferred income tax

The gross movement on the deferred income tax account is as follows:

Amounts in US$ ‘000	2020	2019
Deferred income tax at January 1	16,084	16,992
Acquisitions (Note 36.1)	4,071	—
Currency translation differences	(3,241)	(517)
Income statement credit (charge)	(5,936)	(391)
Deferred income tax at December 31	10,978	16,084

The breakdown and movement of deferred income tax assets and liabilities as of December 31, 2020 and 2019 are as follows:

	At the			Currency
	beginning		Charged to	translation		At the end
Amounts in US$ ‘000	of year	Acquisitions	net profit	differences	Reclassification	of year
Deferred income tax assets
Difference in depreciation rates and other	7,880	2,521	(7,814)	(435)	(6,780)	(4,628)
Tax losses	19,054	1,550	(10,600)	(2,806)	15,598	22,796
Total 2020	26,934	4,071	(18,414)	(3,241)	8,818	18,168
Total 2019	31,793	—	(7,485)	(517)	3,143	26,934

	At the beginning	Credited to		At the end
Amounts in US$ ‘000	of year	net profit	Reclassification	of year
Deferred income tax liabilities
Difference in depreciation rates and other	(29,625)	15,655	6,780	(7,190)
Tax losses	18,775	(3,177)	(15,598)	—
Total 2020	(10,850)	12,478	(8,818)	(7,190)
Total 2019	(14,801)	7,094	(3,143)	(10,850)

Note 19     Earnings per share

Amounts in US$ ‘000 except for shares	2020	2019	2018
Numerator: (Loss) Profit for the year attributable to owners	(232,950)	57,757	72,415
Denominator: Weighted average number of shares used in basic EPS	60,668,185	60,217,523	60,612,230
(Losses) Earnings after tax per share (US$) – basic	(3.84)	0.96	1.19

Amounts in US$ ‘000 except for shares	2020	2019	2018
Weighted average number of shares used in basic EPS	60,668,185	60,217,523	60,612,230
Effect of dilutive potential common shares (a)
Stock awards at US$ 0.001	—	2,433,126	4,758,552
Weighted average number of common shares for the purposes of diluted earnings per shares	60,668,185	62,650,649	65,370,782
(Losses) Earnings after tax per share (US$) – diluted	(3.84)	0.92	1.11

(a)	For the year ended December 31, 2020, there were 974,159 of potential shares that could have a dilutive impact. They were considered antidilutive due to negative earnings.

Note 20     Property, plant and equipment

			Furniture,	Production		Buildings			Exploration
	Oil & gas		equipment	facilities and		and	Construction in		and evaluation
Amounts in US$’000	properties		and vehicles	machinery		improvements	progress		assets(a)		Total
Cost at January 1, 2018	776,504		15,398	157,396		10,361	37,990		64,368		1,062,017
Additions	(5,753)	(b)	1,706	—		—	81,961		43,515		121,429
Acquisitions (Note 36.4.1)	52,925		254	1,616		134	—		—		54,929
Currency translation differences	(11,525)		(130)	(884)		(30)	(15)		(882)		(13,466)
Disposals	—		(46)	(417)		—	—		—		(463)
Write-off / Impairment reversal	5,109	(c)	—	(120)	(c)	—	(7)	(c)	(26,389)	(d)	(21,407)
Transfers	63,794		566	14,503		1,089	(59,332)		(20,620)		—
Assets held for sale (Note 36.2.1)	(163,544)		—	—		—	—		—		(163,544)
Cost at December 31, 2018	717,510		17,748	172,094		11,554	60,597		59,992		1,039,495
Additions	14,696	(b)	2,052	381		159	96,012		27,449		140,749
Currency translation differences	(3,022)		(414)	(561)		(8)	(106)		(449)		(4,560)
Disposals	—		(102)	(101)		—	—		(59)		(262)
Write-off / Impairment	(7,559)	(c)	—	—		—	—		(18,290)	(e)	(25,849)
Transfers	83,010		265	24,183		65	(86,916)		(20,607)		—
Reclassification (g)	26,302		—	(23,489)		—	—		—		2,813
Cost at December 31, 2019	830,937		19,549	172,507		11,770	69,587		48,036		1,152,386
Additions	(2,863)	(b)	1,180	—		422	55,267		18,429		72,435
Acquisitions (Note 36.1)	185,533		553	16,181		212	1,199		73,310		276,988
Currency translation differences	(14,399)		(194)	(1,036)		(59)	(47)		(401)		(16,136)
Disposals	—		(555)	—		(227)	(33)		—		(815)
Write-off / Impairment	(77,667)	(c)	—	(11,357)	(c)	—	(44,840)	(c)	(52,652)	(f)	(186,516)
Transfers	48,361		174	21,534		324	(62,285)		(8,108)		—
Assets held for sale (Note 36.3.2)	(1,285)		—	—		—	—		—		(1,285)
Cost at December 31, 2020	968,617		20,707	197,829		12,442	18,848		78,614		1,297,057
Depreciation and write-down at January 1, 2018	(441,534)		(11,916)	(86,232)		(4,932)	—		—		(544,614)
Depreciation	(72,130)		(1,579)	(17,958)		(996)	—		—		(92,663)
Disposals	—		42	149		—	—		—		191
Currency translation differences	6,292		92	337		26	—		—		6,747
Assets held for sale (Note 36.2.1)	148,014		—	—		—	—		—		148,014
Depreciation and write-down at December 31, 2018	(359,358)		(13,361)	(103,704)		(5,902)	—		—		(482,325)
Depreciation	(83,276)		(2,096)	(16,708)		(804)	—		—		(102,884)
Disposals	—		85	34		—	—		—		119
Currency translation differences	2,492		223	480		110	—		—		3,305
Reclassification (g)	(27,664)		—	24,851		—	—		—		(2,813)
Depreciation and write-down at December 31, 2019	(467,806)		(15,149)	(95,047)		(6,596)	—		—		(584,598)
Depreciation	(89,344)		(2,317)	(16,820)		(490)	—		—		(108,971)
Disposals	—		326	—		72	—		—		398
Currency translation differences	8,572		155	1,880		39	—		—		10,646
Assets held for sale (Note 36.3.2)	133		—	—		—	—		—		133
Depreciation and write-down at December 31, 2020	(548,445)		(16,985)	(109,987)		(6,975)	—		—		(682,392)

Carrying amount at December 31, 2018	358,152		4,387	68,390		5,652	60,597		59,992		557,170
Carrying amount at December 31, 2019	363,131		4,400	77,460		5,174	69,587		48,036		567,788
Carrying amount at December 31, 2020	420,172		3,722	87,842		5,467	18,848		78,614		614,665

Note 20     Property, plant and equipment (continued)

(a)	Exploration wells movement and balances are shown in the table below; mining property associated with unproved reserves and resources, seismic and other exploratory assets amount to US$ 75,485,000 (US$ 44,047,000 in 2019 and US$ 48,779,000 in 2018).

Amounts in US$ ‘000	Total
Exploration wells at December 31, 2018	11,213
Additions	23,082
Write-offs	(12,941)
Transfers	(17,365)
Exploration wells at December 31, 2019	3,989
Additions	11,016
Acquisitions	3,129
Write-offs	(7,947)
Transfers	(7,058)
Exploration wells at December 31, 2020	3,129

As of December 31, 2020, there was an exploratory well that has been capitalized for a period less than three years amounting to US$ 3,129,000.

(b)	Corresponds to the effect of change in estimate of assets retirement obligations.
(c)	See Note 37.
(d)	Corresponds to nine unsuccessful exploratory wells, four wells drilled in Colombia (Tiple, Llanos 34 and Llanos 32 Blocks), two wells drilled in Brazil (POT-T-747 and POT-T-619 Blocks) and three wells drilled in Argentina (Puelen Block). The charge also includes the write-off of a well and other exploration costs incurred in the Fell Block (Chile) in previous years and other exploration costs incurred in the VIM-3 Block (Colombia), and POT-T-882 and REC-T-93 Blocks (Brazil), for which no additional work would be performed.
(e)	Corresponds to five unsuccessful exploratory wells, four wells drilled in Argentina (Sierra del Nevado, Puelen and Aguada Baguales Blocks) and a well drilled in Brazil (POT-T-747 Block). The charge also includes the write-off of wells and other exploration costs incurred in previous years in the Argentinean Blocks for which no additional work would be performed. In addition, due to the results from REC-T-94, SEAL-T-268 and POT-T-747 Blocks (Brazil), during December 2019 the Group decided to relinquish these blocks so the associated investment was written off.
(f)	Corresponds to three unsuccessful exploratory wells drilled in the Isla Norte Block (Chile), Llanos 94 Block (Colombia) and CPO-5 Block (Colombia), and exploration costs incurred in previous years in the POT-T-619 Block (Brazil) for which no additional work would be performed. The charge also includes the write-off of seismic and other exploration costs incurred in previous years in the Fell, Campanario, Flamenco and Isla Norte Blocks (Chile), where, as a result of the drilling campaign performed during 2020 and in accordance with the Group’s accounting policy, it cannot be clearly demonstrated that the carrying value of the investment is recoverable.
(g)	Corresponds to the final closing of the sale of the La Cuerva and Yamu Blocks described in Note 36.2.1.

Note 21     Subsidiary undertakings

The following chart illustrates main companies of the Group structure as of December 31, 2020:

GeoPark Limited (Bermuda)
100%
GeoPark Latin America Limited (Bermuda)
100%
GeoPark Latin America Limited Agencia en Chile
100%
GeoPark (UK) Limited
99.5%
GeoPark Latin America S.L.U. (Spain)
100%
GeoPark Argentina S.A.U. (Argentina)
100%
GeoPark Chile S.p.A. (Chile)
100%
GeoPark TdF S.p.A. (Chile)
100%
GeoPark Fell S.p.A. (Chile)
99%
GeoPark Magallanes Limitada (Chile)
100%
GeoPark Colombia S.L.U. (Spain)
100%
GeoPark Colombia SAS (Colombia)
100%
Amerisur Resources Limited (UK)
100%
Amerisur Exploracion Colombia Limited (British Virgin Islands)
100%
Amerisur Exploracion Colombia Limitada Colombian Branch
100%
Petrodorado South America S.A. (Panama)
100%
Petrodorado South America S.A. Sucursal Colombia
100%
GeoPark Colombia E&P S.A. (Panama)
100%
GeoPark Colombia E&P S.A. Sucursal Colombia
99.9%
GeoPark Brasil Exploração e Produção de Petróleo e Gás Ltda. (Brazil)
99.9%
GeoPark S.A.C. (Perú)
99.9%
GeoPark Perú S.A.C. (Perú)
100%
GeoPark Perú S.A.C. Sucursal Ecuador
99.9%
GeoPark Operadora del Perú S.A.C. (Perú)

Group structure

During the year ended December 31, 2020, the following changes to the Group structure have taken place:

●	Amerisur Resources Limited and its subsidiaries were acquired by GeoPark Colombia S.A.S.
●	GeoPark Chile S.p.A. and GeoPark Argentina S.A.U. were contributed to GeoPark Latin America S.L.U.

Note 21     Subsidiary undertakings (continued)

Details of the subsidiaries of the Group are set out below:

	Name and registered office	Ownership interest
Subsidiaries	GeoPark Argentina S.A.U (Argentina)	100% (a)
	GeoPark Latin America Limited (Bermuda)	100%
	GeoPark Latin America Limited – Agencia en Chile (Chile)	100% (a)
	GeoPark Brasil Exploração y Produção de Petróleo e Gás Ltda. (Brazil)	100% (a)
	GeoPark Chile S.p.A. (Chile)	100% (a)
	GeoPark Fell S.p.A. (Chile)	100% (a)
	GeoPark Magallanes Limitada (Chile)	100% (a)
	GeoPark TdF S.p.A. (Chile)	100% (a)
	GeoPark Colombia S.A.S. (Colombia)	100% (a)
	GeoPark Latin America S.L.U. (Spain)	100% (a)
	GeoPark Colombia S.L.U. (Spain)	100% (a)
	GeoPark S.A.C. (Peru)	100% (a)
	GeoPark Perú S.A.C. (Peru)	100% (a)
	GeoPark Operadora del Perú S.A.C. (Peru)	100% (a)
	GeoPark Colombia E&P S.A. (Panama)	100% (a)
	GeoPark Colombia E&P Sucursal Colombia (Colombia)	100% (a)
	GeoPark Mexico S.A.P.I. de C.V. (Mexico)	100% (a) (b)
	GeoPark E&P S.A.P.I. de C.V. (Mexico)	100% (a) (b)
	GeoPark Perú S.A.C. Sucursal Ecuador (Ecuador)	100% (a)
	GeoPark (UK) Limited (United Kingdom)	100%
	Amerisur Resources Limited (United Kingdom)	100% (a)
	Amerisur Exploración Colombia Limited (British Virgin Islands)	100% (a)
	Amerisur Exploración Colombia Limited Sucursal Colombia (Colombia)	100% (a)
	Yarumal S.A.S. (Colombia)	100% (a) (b)
	Petrodorado South America S.A. (Panama)	100% (a)
	Petrodorado South America S.A. Sucursal Colombia (Colombia)	100% (a)
	Fenix Oil & Gas Limited (British Virgin Islands)	100% (a) (b)
	Fenix Oil & Gas Limited Sucursal Colombia (Colombia)	100% (a) (b)
	Amerisurexplor Ecuador S.A. (Ecuador)	100% (a) (b)
	Amerisur S.A. (Paraguay)	100% (a) (b)

(a)	Indirectly owned.
(b)	Dormant companies.

Note 21     Subsidiary undertakings (continued)

Details of the joint operations of the Group are set out below:

	Name and registered office	Ownership interest
Joint operations	Flamenco Block (Chile)	50% (a)
	Campanario Block (Chile)	50% (a)
	Isla Norte Block (Chile)	60% (a)
	Llanos 34 Block (Colombia)	45% (a)
	Llanos 32 Block (Colombia)	12.5%
	Puelen Block (Argentina)	18% (b)
	Sierra del Nevado Block (Argentina)	18% (b)
	CN-V Block (Argentina)	50%
	Los Parlamentos (Argentina)	50%
	Manati Field (Brazil)	10% (c)
	REC-T-128 Block (Brazil)	70% (a) (c)
	POT-T-785 Block (Brazil)	70% (a)
	Morona Block (Peru)	75% (a) (c)
	Espejo Block (Ecuador)	50% (a)
	Perico Block (Ecuador)	50%
	Llanos 86 Block (Colombia)	50% (a)
	Llanos 87 Block (Colombia)	50% (a)
	Llanos 104 Block (Colombia)	50% (a)
	Llanos 123 Block (Colombia)	50% (a)
	Llanos 124 Block (Colombia)	50% (a)
	CPO-5 Block (Colombia)	30%
	Mecaya Block (Colombia)	50% (a)
	PUT-8 Block (Colombia)	50% (a)
	PUT-9 Block (Colombia)	50% (a)
	PUT-12 Block (Colombia)	60% (a)
	Tacacho Block (Colombia)	50% (a)
	Terecay Block (Colombia)	50% (a)
	Llanos 94 Block (Colombia)	50%
	PUT-36 Block (Colombia)	50% (a)

(a)	GeoPark is the operator.
(b)	In process of relinquishment.
(c)	See Note 36.

Note 22     Prepayments and other receivables

Amounts in US$ '000	2020	2019
V.A.T.	12,083	27,052
Income tax payments in advance	3,460	20,609
Other prepaid taxes	1,995	1,069
To be recovered from co-ventures (Note 34)	2,236	1,035
Prepayments and other receivables	8,549	8,282
	28,323	58,047
Classified as follows:
Current	27,263	51,016
Non-current	1,060	7,031
	28,323	58,047

Movements on the Group provision for impairment are as follows:

Amounts in US$ '000	2020	2019
At January 1	550	546
Foreign exchange (loss) income	(25)	4
Uses	(381)	—
	144	550

Note 23     Inventories

Amounts in US$ '000	2020	2019
Crude oil	7,537	4,285
Materials and spares	5,789	7,162
	13,326	11,447

Note 24     Trade receivables

Amounts in US$ '000	2020	2019
Trade receivables	46,918	44,178
	46,918	44,178

As of December 31, 2020 and 2019, there are no balances that were aged by more than 3 months. Trade receivables that are aged by less than three months are not considered impaired.

The credit period for trade receivables is 30 days. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable. The Group does not hold any collateral as security related to trade receivables.

The carrying value of trade receivables is considered to represent a reasonable approximation of its fair value due to their short-term nature.

Note 25     Financial instruments by category

	Assets as per statement
	of financial position
Amounts in US$ '000	2020	2019
Financial assets at fair value through profit or loss
Derivative financial instrument assets	1,013	8,097
Cash and cash equivalents	823	42,212
	1,836	50,309
Other financial assets at amortized cost
Trade receivables	46,918	44,178
To be recovered from co-venturers (Note 34)	2,236	1,035
Other financial assets (a)	13,392	10,999
Cash and cash equivalents	201,084	68,968
	263,630	125,180
Total financial assets	265,466	175,489

(a)	Non-current other financial assets relate to contributions made for environmental obligations according to Brazilian government regulations. Current other financial assets correspond to short-term investments with original maturities up to twelve months and over three months.

	Liabilities as per statement
	of financial position
Amounts in US$ ‘000	2020	2019
Liabilities at fair value through profit and loss
Derivative financial instrument liabilities	15,094	952
	15,094	952
Other financial liabilities at amortized cost
Trade payables	63,528	83,991
Payables to LGI (Note 36.6)	3,528	15,000
To be paid to co-venturers (Note 34)	5,760	4,803
Lease liabilities	22,347	13,243
Borrowings	784,586	437,419
	879,749	554,456
Total financial liabilities	894,843	555,408

Note 25     Financial instruments by category (continued)

25.1 Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates:

Amounts in US$ ‘000	2020	2019
Trade receivables
Counterparties with an external credit rating (Moody’s, S&P, Fitch)
Aa2	2,321	—
Baa3	26,252	25,447
Ba2	3,847	6,156
Ba3	—	—
Ba1	1,333	1,037
B3	32	—
B2	—	780
Caa2	—	933
Counterparties without an external credit rating	—	—
Group1 (a)	13,133	9,825
Total trade receivables	46,918	44,178

(a)	Group 1 – existing customers (more than 6 months) with no defaults in the past.

All trade receivables are denominated in US Dollars, except in Brazil where they are denominated in Brazilian Real.

Cash at bank and other financial assets (a)

Amounts in US$ ‘000	2020	2019
Counterparties with an external credit rating (Moody’s, S&P, Fitch, BRC Investor Services)
A1	—	6,924
A2	122,229	33,633
A3	44,808	13,105
Aaa-mf	—	41,219
AAA	18,119	3,894
Ba1	2,343	1,854
Ba2	—	1
Baa1	574	580
Baa2	2,146	5,408
Ba3	43	1,262
Aa2	1,073	—
Counterparties without an external credit rating	23,941	14,278
Total	215,276	122,158

(a)	The remaining balance sheet item ‘cash and cash equivalents’ corresponds to cash on hand amounting to US$ 23,000 (US$ 21,000 in 2019).

Note 25     Financial instruments by category (continued)

25.2 Financial liabilities- contractual undiscounted cash flows

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1	Between 1	Between 2	Over 5
Amounts in US$ ‘000	year	and 2 years	and 5 years	years
At December 31, 2020
Borrowings	48,311	49,444	538,000	378,875
Lease liabilities	10,890	6,230	5,294	3,653
Trade payables	62,408	1,120	—	—
To be paid to co-venturers	1,994	3,766	—	—
Payables to LGI (Note 36.6)	3,528	—	—	—
	127,131	60,560	543,294	382,528
At December 31, 2019
Borrowings	37,621	27,625	507,875	—
Lease liabilities	7,442	2,494	4,479	1,053
Trade payables	83,291	700	—	—
To be paid to co-venturers	28	—	4,775	—
Payables to LGI (Note 36.6)	15,000	—	—	—
	143,382	30,819	517,129	1,053

25.3 Fair value measurement of financial instruments

Accounting policies for financial instruments have been applied to classify as either: amortized cost, financial assets at fair value through profit or loss and fair value through other comprehensive income. For financial instruments that are measured in the statement of financial position at fair value, IFRS 13 requires a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

This note provides an update on the judgements and estimates made by the Group in determining the fair values of the financial instruments since the last annual financial report.

Note 25     Financial instruments by category (continued)

25.3 Fair value measurement of financial instruments (continued)

25.3.1 Fair value hierarchy

The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value at December 31, 2020 and 2019 on a recurring basis:

			At December 31,
Amounts in US$ ‘000	Level 1	Level 2	2020
Assets
Cash and cash equivalents
Money market funds	823	—	823
Derivative financial instrument assets
Commodity risk management contracts	—	1,013	1,013
Total Assets	823	1,013	1,836
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	—	15,094	15,094
Total Liabilities	—	15,094	15,094

			At December 31,
Amounts in US$ ‘000	Level 1	Level 2	2019
Assets
Cash and cash equivalents
Money market funds	42,212	—	42,212
Derivative financial instrument assets
Commodity risk management contracts	—	444	444
Currency risk management contracts	—	874	874
Forward contracts relating to forecast transactions	—	6,779	6,779
Total Assets	42,212	8,097	50,309
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	—	952	952
Total Liabilities	—	952	952

There were no transfers between Level 2 and 3 during the period.

The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as at December 31, 2020.

Note 25     Financial instruments by category (continued)

25.3 Fair value measurement of financial instruments (continued)

25.3.2 Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

●	The use of quoted market prices or dealer quotes for similar instruments.
●	The mark-to-market fair value of the Group’s outstanding derivative instruments is based on independently provided market rates and determined using standard valuation techniques, including the impact of counterparty credit risk and are within level 2 of the fair value hierarchy.
●	The fair value of the remaining financial instruments is determined using discounted cash flow analysis. All of the resulting fair value estimates are included in level 2.

25.3.3 Fair values of other financial instruments (unrecognized)

The Group also has a number of financial instruments which are not measured at fair value in the balance sheet. For the majority of these instruments, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short-term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost.

The fair value of these financial instruments at December 31, 2020 amounts to US$ 797,126,000 (US$ 453,956,000 in 2019). The fair values are based on market price for the Notes and cash flows discounted for other borrowings using a rate based on the borrowing rate and are within level 1 and level 2 of the fair value hierarchy, respectively.

Note 26     Equity

26.1 Share capital and Share premium

Issued share capital	2020	2019
Common stock (amounts in US$ ‘000)	61	59
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	61,029,772	59,167,584
Total common shares in issue	61,029,772	59,167,584

Authorized share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

Details regarding the share capital of the Company are set out below.

Note 26     Equity (continued)

26.1 Share capital and Share premium (continued)

26.1.1 Common shares

As of December 31, 2020, the outstanding common shares confer the following rights on the holder:

●	the right to one vote per share
●	ranking pari passu, the right to any dividend declared and payable on common shares

		Shares	Shares
		issued	closing	US$(`000)
GeoPark common shares history	Date	(millions)	(millions)	Closing
Shares outstanding at the end of 2018			60.5	60
Stock awards	Jan 2019	1.5	62.0	62
Buyback program	Mar 2019	(0.7)	61.3	61
Buyback program	Jun 2019	(2.3)	59.0	59
Stock awards	Jul 2019	1.5	60.5	60
Buyback program	Sep 2019	(1.2)	59.3	59
Buyback program	Dec 2019	(0.1)	59.2	59
Shares outstanding at the end of 2019			59.2	59
Stock awards	Jan 2020	1.5	60.7	61
Stock awards	Mar 2020	0.2	60.9	61
Buyback program	Mar 2020	(0.3)	60.6	61
Stock awards	Nov 2020	0.5	61.1	61
Buyback program	Nov 2020	(0.1)	61.0	61
Shares outstanding at the end of 2020			61.0	61

26.1.2 Stock Award Program and Other Share Based Payments

Non-Executive Directors Fees

During 2020, the Company issued 60,204 (29,220 in 2019 and 33,145 in 2018) shares to Non-Executive Directors in accordance with contracts as compensation, generating a share premium of US$ 665,000 (US$ 499,000 in 2019 and US$ 449,000 in 2018). The amount of shares issued is determined considering the contractual compensation and the fair value of the shares for each relevant period.

Stock Award Program and Other Share Based Payments

On November 12, 2020, 499,614 common shares were allotted to the trustee of the Employee Beneficiary Trust (“EBT”) to be assigned to certain employees as part of their 2019 bonus compensation, generating a share capital and share premium of US$ 1,000 and US$ 4,351,000, respectively.

On January 2, 2020 and 2019 (50% each year, as set up in the plan), the vested Value Creation Plan (“VCP”) awards, representing 2,976,781 common shares, was issued to key management (including 878,150 common shares issued to Directors involved in the performance of the Company), generating a share premium of US$ 4,668,000 (50% each year).

On July 8, 2019, 1,484,847 common shares were allotted to the trustee of the EBT to be assigned to employees since the 2016 and 2018 Plans vested, generating a share premium of US$ 4,311,000.

Note 26     Equity (continued)

26.1 Share capital and Share premium (continued)

26.1.3 Buyback Program

On December 20, 2018, the Company’s Board of Directors approved a program to repurchase up to 10% of its shares outstanding or approximately 6,063,000 shares. The repurchase program begun on December 21, 2018 and expired on December 31, 2019. During 2019, the Company purchased 4,318,320 common shares (145,917 in 2018) for a total amount of US$ 71,272,000 (US$ 1,801,000 in 2018). These transactions had no impact on the Group’s results.

On February 10, 2020, the Company’s Board of Directors approved another program to repurchase up to 10% of its shares outstanding or approximately 5,930,000 shares. The repurchase program begun on February 11, 2020 and was suspended in Abril 2020 as part of the revised work program for 2020 because of the situation described in Note 1.2. During 2020, the Company purchased 316,445 common shares for a total amount of US$ 3,071,000. These transactions had no impact on the Group’s results.

Finally, on November 4, 2020, the Company’s Board of Directors approved a new program to repurchase up to 10% of its shares outstanding or approximately 6,062,000 shares. The repurchase program begun on November 5, 2020 and will expire on November 15, 2021. During 2020, the Company purchased 101,986 common shares for a total amount of US$ 938,000. These transactions had no impact on the Group’s results.

26.2 Cash distributions

On November 6, 2019, the Company’s Board of Directors declared the initiation of a quarterly cash distribution of US$ 0.0413 per share. Consequently, on December 10, 2019 and April 8, 2020, US$ 2,444,000 and US$ 2,343,000 were distributed to shareholders, respectively. These distributions are deducted from Other Reserve. The quarterly cash distributions were temporary suspended from Abril 2020 as part of the revised work program for 2020 because of the situation described in Note 1.1.

On November 4, 2020, the Company’s Board of Directors declared an extraordinary cash distribution of US$ 0.0206 per share for 2020 and a quarterly cash distribution of US$ 0.0206 per share. Consequently, on December 9, 2020, US$ 2,516,000 were distributed to shareholders of record at the close of business on November 20, 2020. This distribution is deducted from Other Reserve.

26.3 Stock distribution

On February 10, 2020, the Company’s Board of Directors declared a special stock distribution of 0.004 shares per share. Consequently, on March 11, 2020, 242,650 common shares were distributed to the shareholders of record at the close of business on February 25, 2020.

Note 27     Borrowings

Amounts in US$ ‘000	2020	2019
Outstanding amounts as of December 31
2024 Notes (a)	428,737	427,812
2027 Notes (b)	352,113	—
Banco Santander (c)	3,736	9,607
	784,586	437,419
Classified as follows:
Current	17,689	17,281
Non-current	766,897	420,138

Note 27     Borrowings (continued)

(a)On September 21, 2017, the Company successfully placed US$ 425,000,000 Notes which were offered to qualified institutional buyers in accordance with Rule 144A under the United States Securities Act, and outside the United States to non-U.S. persons in accordance with Regulation S under the United States Securities Act.

The Notes carry a coupon of 6.50% per annum. Final maturity of the Notes will be September 21, 2024. The Notes are secured with a guarantee granted by GeoPark Colombia S.L.U. and GeoPark Chile S.p.A. The debt issuance cost for this transaction amounted to US$ 6,683,000 (debt issuance effective rate: 6.90%). The indenture governing the Notes due 2024 includes incurrence test covenants that provide, among other things, that during the two-years period between September 22, 2019 and September 21, 2021, the Net Debt to Adjusted EBITDA ratio should not exceed 3.25 times and the Adjusted EBITDA to Interest ratio should exceed 2.25 times. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Company’s capacity to incur additional indebtedness, as specified in the indenture governing the Notes. Incurrence covenants as opposed to maintenance covenants must be tested by the Company before incurring additional debt or performing certain corporate actions including but not limited to dividend payments, restricted payments and others. As of the date of these Consolidated Financial Statements, the Company is in compliance of all the indenture’s provisions and covenants.

(b)On January 17, 2020, the Company successfully placed US$ 350,000,000 Notes, which were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States to non U.S. persons in accordance with Regulation S under the Securities Act. The Notes are fully and unconditionally guaranteed jointly and severally by GeoPark Chile S.p.A. and GeoPark Colombia S.L.U.

The Notes were priced at 99.285% and carry a coupon of 5.50% per annum (yield 5.625% per annum). The debt issuance cost for this transaction amounted to US$ 5,004,000 (debt issuance effective rate: 5.88%). Final maturity of the Notes will be January 17, 2027. The indenture governing the Notes due 2027 includes incurrence test covenants that provides among other things, that, the Net Debt to Adjusted EBITDA ratio should not exceed 3.25 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Company’s capacity to incur additional indebtedness, as specified in the indenture governing the Notes. Incurrence covenants as opposed to maintenance covenants must be tested by the Company before incurring additional debt or performing certain corporate actions including but not limited to dividend payments, restricted payments and others. As of the date of these Consolidated Financial Statements, the Company is in compliance of all the indenture’s provisions and covenants.

The net proceeds from the Notes were used by the Company (i) to make an intercompany loan to its wholly-owned subsidiary, GeoPark Colombia S.A.S., providing it with sufficient funds to pay the total consideration for the acquisition of Amerisur (see Note 36.1) and to pay any related fees and expenses, and (ii) for general corporate purposes.

(c) In October 2018, GeoPark Brasil Exploração e Produção de Petróleo e Gás Ltda. executed a loan agreement with Banco Santander for Brazilian Real 77,640,000 (equivalent to US$ 20,000,000 at the moment of the loan execution) to repay an existing US$-denominated intercompany loan to GeoPark Latin America Limited- Agencia en Chile. The interest rate applicable to this loan is CDI plus 2.25% per annum. “CDI” (Interbank certificate of deposit) represents the average rate of all inter-bank overnight transactions in Brazil. The principal and the interest are paid semi-annually, with final maturity in October 2020.

In September 2020, GeoPark Brasil Exploração y Produção de Petróleo e Gás Ltda. executed the refinancing of the outstanding principal with Banco Santander for a total amount of Brazilian Real 19,410,000 (equivalent to US$ 3,441,000 at the moment of the refinancing execution). The interest rate applicable is CDI plus 3.55% per annum. Interests are paid on a monthly basis, and principal will be paid semi-annually in three equal instalments in October 2021, April 2022 and October 2022.

As of the date of these Consolidated Financial Statements, the Group has available credit lines for US$ 125,608,000.

Note 28     Leases

From January 1, 2019, the Group has adopted IFRS 16 following the modified retrospective approach, and has not restated comparative figures for previous reporting periods, as permitted under the specific transitional provisions in the standard. The impacts arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019.

On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as “operating leases” under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 9.4%.

The table below summarizes the initial measurement of lease liabilities:

Amounts in US$‘000	Total
Operating lease commitments disclosed as at December 31, 2018	69,938
(Less) Contracts reassessed as not being lease contracts in accordance with IFRS 16	(34,239)
(Less) Short-term leases not recognized as a liability	(17,537)
(Less) Low-value leases not recognized as a liability	(341)
Lease liabilities recognized as at January 1, 2019 (at nominal value)	17,821
Lease liabilities recognized as at January 1, 2019 (at present value)	14,610
Classified as follows:
Current	7,967
Non-current	6,643

The table below summarizes the recognition of assets related to the adoption of IFRS 16:

Amounts in US$‘000	Total
Right-of-use assets at January 1, 2019	14,610
Additions	2,496
Depreciation	(3,644)
Right-of-use assets at December 31, 2019	13,462
Additions / changes in estimates	561
Acquisitions (Note 36.1)	16,674
Foreign currency translation	(1,223)
Depreciation	(8,072)
Right-of-use assets at December 31, 2020	21,402

The Consolidated Statement of Financial Position shows the following amounts relating to leases:

	December	December	January 1,
Amounts in US$ ‘000	31, 2020	31, 2019	2019 (a)
Right of use assets
Production, facilities and machinery	14,806	8,785	9,398
Buildings and improvements	6,596	4,677	5,212
	21,402	13,462	14,610
Lease liabilities
Current	10,890	7,442	7,967
Non-current	11,457	5,801	6,643
	22,347	13,243	14,610

(a)	In the previous year, the Group only recognized lease assets and lease liabilities in relation to leases that were classified as ‘finance leases’ under IAS 17 Leases.

Note 28     Leases (continued)

The Consolidated Statement of Income shows the following amounts relating to leases:

Amounts in US$ ‘000	2020	2019
Depreciation charge of Right of use assets
Production, facilities and machinery	(6,472)	(1,834)
Buildings and improvements	(1,600)	(1,810)
	(8,072)	(3,644)

Unwinding of long-term liabilities (included in Financial results)	(1,247)	(419)
Expenses related to short-term leases (included in Production and operating cost and Administrative expenses)	(1,317)	(13,463)
Expenses related to low-value leases (included in Administrative expenses)	(736)	(314)

Note 29     Provisions and other long-term liabilities

	Asset retirement	Deferred
Amounts in US$ ‘000	obligation	Income	Other	Total
At January 1, 2019	40,317	447	1,813	42,577
Addition to provision / changes in estimates	13,299	2,267	1,867	17,433
Exchange difference	375	(18)	(48)	309
Foreign currency translation	(334)	—	—	(334)
Amortization	—	(429)	—	(429)
Unwinding of discount	3,573	—	77	3,650
Amounts used during the year	(1,117)	—	(27)	(1,144)
At December 31, 2019	56,113	2,267	3,682	62,062
Addition to provision / changes in estimates	(1,812)	(258)	1,904	(166)
Acquisitions (Note 36.1)	5,629	2,339	8,551	16,519
Exchange difference	2,215	(93)	133	2,255
Foreign currency translation	(2,057)	—	—	(2,057)
Amortization	—	(387)	—	(387)
Unwinding of discount	4,276	—	371	4,647
Amounts used during the year	(272)	(40)	(139)	(451)
Liabilities associated with assets held for sale	(52)	—	—	(52)
At December 31, 2020	64,040	3,828	14,502	82,370

The provision for asset retirement obligation relates to the estimation of future disbursements related to the abandonment and decommissioning of oil and gas wells (see Note 4).

Deferred income relates to government grants and other contributions relating to the purchase of property, plant and equipment in Colombia. The amortization is in line with the related assets.

Note 29     Provisions and other long-term liabilities (continued)

Other includes the provision for an environmental contingency in the United Kingdom and other environmental obligations in Colombia and Peru. On January 8, 2020, Amerisur announced that it had received a copy of a claim form issued in the High Court of England and Wales (the “Court”) by Leigh Day solicitors on behalf of a group of claimants (the “Claimants”) described as members of a farming community in the department of Putumayo in Colombia. The claim states that the Claimants seek compensation for economic and non-economic damages said to be caused by alleged environmental contamination and pollution caused by Amerisur’s operations in Colombia. Amerisur stated that the accusations of environmental damage referenced in the claim are being investigated by Colombian authorities and to-date have been deemed to be without merit. Amerisur further stated that it viewed the substance of the claim to be without merit. Following court hearings held in January and February 2020, an interim freezing order was imposed on Amerisur in respect to GBP 4,465,600 (equivalent to US$ 6,102,000 as of December 31, 2020) of its assets located in the United Kingdom. On November 10, 2020, the freezing order was discharged by agreement between the parties as Amerisur provided alternative security in the form of a Letter of Credit from an UK Bank. On January 12, 2021 a hearing was held, where the Court ordered the Claimants to serve the Group Particulars of Claim (GPoC) by February 26, 2021. According to the Court order, Amerisur shall serve its Defence by April 23, 2021 and the Claimants may serve any reply to the GPoC by May 21, 2021. Finally, the Court listed the Case Management Conference for July 7, 2021.

Note 30     Trade and other payables

Amounts in US$ ‘000	2020	2019
V.A.T	3,453	6,718
Trade payables	63,528	83,991
Payables to LGI (Note 36.6)	3,528	15,000
Staff costs to be paid	13,752	13,219
Royalties to be paid	5,287	6,294
Taxes and other debts to be paid	9,734	6,795
To be paid to co-venturers (Note 34)	5,760	4,803
	105,042	136,820
Classified as follows:
Current	100,156	131,345
Non-current	4,886	5,475

The average credit period (expressed as creditor days) during the year ended December 31, 2020 was 110 days (2019: 94 days).

The fair value of these short-term financial instruments is not individually determined as the carrying amount is a reasonable approximation of fair value.

Note 31     Share-based payment

The Group has established different stock awards programs and other share-based payment plans to incentivize the Directors, senior management and employees, enabling them to benefit from the increased market capitalization of the Company.

During 2018, GeoPark announced the 2018 Equity Incentive Plan (the “Plan”) to motivate and reward those employees, directors, consultants and advisors of the Group to perform at the highest level and to further the best interests of the Company and its shareholders. This Plan is designed as a master plan, with a 10-year term, and embraces all equity incentive programs that the Company decides to implement throughout such term. The maximum number of Shares available for issuance under the Plan is 5,000,000 Shares.

In November 2019, the Group approved a share-based compensation program for approximately 800,000 shares to be granted in 2020. The main characteristics of the Stock Awards Programs are:

●	Employees not included in the VCP and new hiring are eligible.
●	Exercise price is equal to the nominal value of shares.
●	Vesting date: January 2, 2023.
●	Each employee could receive between three and six salaries (to be pro-rated between the hiring date and the vesting date for new hiring) by achieving the following conditions: continue to be an employee, the stock market price at the date of vesting should be higher than the share price at the date of grant and obtain the Group minimum production, adjusted EBITDA and reserves target for the year of vesting.

During 2019, the Group approved a plan named Value Creation Plan (“VCP”) oriented to key Management. The main characteristics of the VCP are:

●	Awards payables in a variable number of shares which shall not exceed the quantity of 3,024,172 shares.
●	Subject to certain market conditions, among others, reaching a stock market price for the Company shares of above US$ 19.42 at vesting date.
●	Vesting date: December 31, 2021 and 2022 (50% each year).

VCP has been classified as an equity-settled plan. 20% of this plan was awarded to Directors involved in the performance of the Company.

Note 31     Share-based payment (continued)

During 2018, the Group approved a share-based compensation program for approximately 200,000 shares. The main characteristics of the Stock Awards Programs are:

●	Employees hired since July 2016 are eligible.
●	Exercise price is equal to the nominal value of shares.
●	Vesting date was June 30, 2019.
●	Each employee could receive up to three salaries (to be pro-rated between the hiring date and the vesting date divided by 3 years) by achieving the following conditions: continue to be an employee, the stock market price at the date of vesting should be higher than the share price at the date of grant and obtain the Group minimum production, adjusted EBITDA and reserves target for the year of vesting.

During 2016, the Group approved a share-based compensation program for 1,619,105 shares. The main characteristics of the Stock Awards Programs are:

●	All employees are eligible.
●	Exercise price is equal to the nominal value of shares.
●	Vesting date was June 30, 2019.
●	Each employee could receive up to three salaries by achieving the following conditions: continue to be an employee, the stock market price at the date of vesting should be above US$ 3 and obtain the Group minimum production, adjusted EBITDA and reserves target for the year of vesting.

Details of these costs and the characteristics of the different stock awards programs and other share-based payments are described in the following table and explanations:

	Awards at the	Awards granted	Awards	Awards	Awards at	Charged to net loss / profit
Year of issuance	beginning	in the year	forfeited	exercised	year end	2020	2019	2018
2020	—	443,252	(38,127)	—	405,125	1,274	—	—
2018	—	—	—	—	—	—	416	1,662
2016	—	—	—	—	—	—	50	866
Subtotal	—	443,252	(38,127)	—	405,125	1,274	466	2,528
Shares granted to Non-Executive Directors	—	60,204	—	(60,204)	—	665	500	450
Executive Directors Bonus	156,497	—	—	—	156,497	800	800	600
Employees Bonus (a)	—	499,614	—	(499,614)	—	—	—	—
VCP 2019	378,053	—	—	—	378,053	5,705	951	—
VCP 2016	1,488,390	—	—	(1,488,390)	—	—	—	1,868
	2,022,940	1,003,070	(38,127)	(2,048,208)	939,675	8,444	2,717	5,446

(a)	Out of the provision for bonus compensation recorded in 2019, US$ 4,352,000 were paid in shares in 2020.

The awards that are forfeited correspond to employees that had left the Group before vesting date.

Note 32     Interests in Joint operations

The Group has interests in joint operations, which are engaged in the exploration of hydrocarbons in Colombia, Chile, Brazil, Argentina, Peru and Ecuador.

GeoPark is the operator in the Llanos 34, Llanos 32, Llanos 86, Llanos 87 and Llanos 104 Blocks in Colombia, in the Flamenco, Campanario and Isla Norte Blocks in Chile, in the POT-T-747 and REC-T-128 Blocks in Brazil, in the Morona Block in Peru, and in the Espejo Block in Ecuador. Additionally, GeoPark used to be the operator in the CN-V Block in Argentina until October 2018.

The following amounts represent the Group’s share in the assets, liabilities and results of the joint operations which have been recognized in the Consolidated Statement of Financial Position and Statement of Income:

Subsidiary /			Other	Total	Total	Net Assets/		Operating
Joint operation	Interest	PP&E	Assets	Assets	Liabilities	(Liabilities)	Revenue	profit (loss)
2020
GeoPark Colombia S.A.S.
Llanos 34 Block	45%	212,914	2,834	215,748	(6,829)	208,919	273,077	203,386
Llanos 32 Block	12.5%	1,484	—	1,484	(273)	1,211	5,885	4,248
Llanos 86 Block	50%	137	—	137	—	137	—	—
Llanos 87 Block	50%	333	—	333	—	333	—	—
Llanos 94 Block	50%	42	—	42	(68)	(26)	—	—
Llanos 104 Block	50%	145	—	145	—	145	—	—
Llanos 123 Block	50%	248	—	248	—	248	—	—
Llanos 124 Block	50%	240	—	240	—	240	—	—
Petrodorado South America S.A. Sucursal Colombia
CPO-5 Block	30%	218,298	—	218,298	(455)	217,843	29,552	14,398
Amerisur Exploración Colombia Limitada Sucursal Colombia
Mecaya Block	50%	1,301	—	1,301	(128)	1,173	—	—
PUT-8 Block	50%	2,334	—	2,334	—	2,334	—	—
PUT-9 Block	50%	924	—	924	—	924	—	—
PUT-12 Block	60%	610	—	610	—	610	—	—
PUT-36 Block	50%	31	—	31	—	31	—	—
Tacacho Block	50%	3,591	—	3,591	—	3,591	—	—
Terecay Block	50%	173	—	173	—	173	—	—
GeoPark TdF S.p.A.
Flamenco Block	50%	—	—	—	(1,577)	(1,577)	—	(7,532)
Campanario Block	50%	—	—	—	(372)	(372)	—	(16,913)
Isla Norte Block	60%	—	—	—	(132)	(132)	—	(9,418)
GeoPark Brasil Exploração y Produção de Petróleo e Gas Ltda.
Manati Field	10%	13,280	15,557	28,837	(11,515)	17,322	12,286	3,339
REC-T‑128	70%	—	1,152	1,152	(52)	1,100	497	(72)
POT-T‑785	70%	79	—	79	—	79	—	—
GeoPark Argentina S.A.U.
CN-V Block	50%	—	107	107	(164)	(57)	—	(289)
Los Parlamentos Block	50%	—	—	—	—	—	—	(244)
Puelen Block	18%	—	20	20	(106)	(86)	—	(156)
Sierra del Nevado Block	18%	—	7	7	(6)	1	—	(13)
GeoPark Perú S.A.C.
Morona	75%	3,651	607	4,258	(6,622)	(2,364)	—	(36,980)
GeoPark Perú S.A.C. - Sucursal Ecuador
Espejo	50%	409	29	438	(131)	307	—	(464)
Perico	50%	397	52	449	(229)	220	—	(543)

Note 32     Interests in Joint operations (continued)

Subsidiary /			Other	Total	Total	Net Assets/		Operating
Joint operation	Interest	PP&E	Assets	Assets	Liabilities	(Liabilities)	Revenue	profit (loss)
2019
GeoPark Colombia S.A.S.
Llanos 34 Block	45%	208,156	3,128	211,284	(6,267)	205,017	513,378	398,953
Llanos 32 Block	12.5%	1,136	—	1,136	(519)	617	6,053	2,791
Llanos 86 Block	50%	21	—	21	—	21	—	—
Llanos 87 Block	50%	40	—	40	—	40	—	—
Llanos 104 Block	50%	26	—	26	—	26	—	—
GeoPark TdF S.p.A.
Flamenco Block	50%	4,623	—	4,623	(1,382)	3,241	—	(313)
Campanario Block	50%	16,445	—	16,445	(331)	16,114	—	(156)
Isla Norte Block	60%	8,896	—	8,896	(101)	8,795	—	(189)
GeoPark Brasil Exploração y Produção de Petróleo e Gas Ltda.
Manati Field	10%	18,537	18,066	36,603	(15,980)	20,623	22,376	9,263
POT-T‑747	70%	—	—	—	—	—	—	(1,516)
REC-T‑128	70%	3,886	919	4,805	(143)	4,662	674	57
POT-T‑785	70%	125	—	125	—	125	—	—
GeoPark Argentina S.A.U.
CN-V Block	50%	—	274	274	(237)	37	—	(15,451)
Puelen Block	18%	—	47	47	(41)	6	—	(1,959)
Sierra del Nevado Block	18%	—	63	63	(79)	(16)	—	(1,705)
GeoPark Perú S.A.C.
Morona	75%	8,921	6,862	15,783	(10,161)	5,622	—	(4,976)
GeoPark Perú S.A.C. - Sucursal Ecuador
Espejo	50%	199	321	520	(610)	(90)	—	(272)
Perico	50%	304	61	365	(541)	(176)	—	(176)

Subsidiary /			Other	Total	Total	Net Assets/		Operating
Joint operation	Interest	PP&E	Assets	Assets	Liabilities	(Liabilities)	Revenue	profit (loss)
2018
GeoPark Colombia S.A.S.
Llanos 34 Block	45%	174,895	3,133	178,028	(2,296)	175,732	469,404	347,772
Llanos 32 Block	12.5%	2,011	—	2,011	(449)	1,562	5,764	623
GeoPark Magallanes Ltda.
Tranquilo Block	50%	—	55	55	(428)	(373)	—	(46)
GeoPark TdF S.A.
Flamenco Block	50%	4,803	—	4,803	(1,173)	3,630	263	(5,647)
Campanario Block	50%	16,477	—	16,477	(278)	16,199	40	(1,008)
Isla Norte Block	60%	8,920	—	8,920	(72)	8,848	7	(778)
GeoPark Brasil Exploração y Produção de Petróleo e Gas Ltda.
Manati Field	10%	25,741	6,364	32,105	(839)	31,266	30,053	17,963
POT-T‑747	70%	202	—	202	—	202	—	—
REC-T‑128	70%	1,398	—	1,398	(648)	750	—	—
GeoPark Argentina Limited – Argentinean Branch
CN-V Block	50%	8,577	328	8,905	(577)	8,328	—	(922)
Puelen Block	18%	1,881	13	1,894	(246)	1,648	—	(159)
Sierra del Nevado Block	18%	995	10	1,005	(91)	914	—	(134)
GeoPark Perú S.A.C.
Morona	75%	6,446	—	6,446	(7,016)	(570)	—	—

Capital commitments are disclosed in Note 33.2.

Note 33     Commitments

33.1 Royalty commitments

In Colombia, royalties on production are payable to the Colombian Government and are determined on a field-by-field basis using the level of production sliding scale detailed below:

Average daily production in barrels	Production Royalty rate
Up to 5,000	8%
5,000 to 125,000	8% + (production - 5,000) * 0.1
125,000 to 400,000	20%
400,000 to 600,000	20% + (production - 400,000) * 0.025
Greater than 600,000	25%

The production royalty rate depends on the crude quality. When the API is lower than 15°, the payment is reduced to the 75% of the total calculation.

According to each E&P Contract, the Colombian National Hydrocarbons Agency (“ANH”) also has an additional economic right, offered by the operator at the moment of the ANH bid. This additional economic right, which is based on the production of the block after royalty discount, is equal to 1% in the Llanos 34 and Llanos 32 Blocks, 23% in the CPO-5 Block and 0% in the Platanillo Block.

When the accumulated production of each field, including the royalties’ volume, exceeds 5,000,000 of barrels and the WTI price exceeds certain price level previously determined, the Group should also deliver to ANH a share of the production net of royalties in accordance with a formula defined in each E&P Contract, which basically depends on the WTI price and the crude quality.

Additionally, GeoPark is obligated to pay an overriding royalty of 4% and 2.5%, respectively, to the previous owners of the Llanos 34 and CPO-5 Blocks, based on the production and sale of hydrocarbons discovered in the blocks. During 2020, the Group has accrued US$ 14,018,000 (US$ 24,700,000 in 2019 and US$ 20,551,000 in 2018) in relation with these overriding royalty agreements. Furthermore, there are overriding royalty agreements in place from 1.2% to 8.5% of the net production in the Andaquies, Coati, Mecaya, PUT-8, PUT-9, Tacacho and Terecay Blocks. Since they are exploratory blocks with no production during 2020, these agreements had no impact on the Group’s results.

In Chile, royalties are payable to the Chilean Government. In the Fell Block, royalties are calculated at 5% of crude oil production and 3% of gas production. In the Flamenco Block, Campanario Block and Isla Norte Block, royalties are calculated at 5% of gas and oil production.

In Brazil, the Brazilian National Petroleum, Natural Gas and Biofuels Agency (ANP) is responsible for determining monthly minimum prices for petroleum produced in concessions for purposes of royalties payable with respect to production. Royalties generally correspond to a percentage ranging between 5% and 10% applied to reference prices for oil or natural gas, as established in the relevant bidding guidelines (edital de licitação) and concession agreement. In determining the percentage of royalties applicable to a concession, the ANP takes into consideration, among other factors, the geological risks involved and the production levels expected. In the Manati Block, royalties are calculated at 7.5% of gas production.

In Argentina, crude oil and gas production accrues royalties payable to the Provinces of Mendoza and Neuquen equivalent to 15% on estimated value at well head of those products. This value is equivalent to final sales price less transport, storage and treatment costs.

Note 33     Commitments (continued)

33.2 Capital commitments

33.2.1 Colombia

The future investment commitments assumed by GeoPark, at its working interest, are up to:

●	VIM-3 Block: The ANH approved the termination of the E&P Contract related to the block, with a remaining commitment of US$ 9,290,800, which will be transferred as investment to another block in Colombia.
●	Llanos 32 Block: 2 exploratory wells before February 20, 2022. GeoPark has signed a private agreement with the other partner in the block resulting in the total investment commitment to be incurred by GeoPark amounting to US$ 3,350,000.
●	Llanos 87 Block: 3D seismic reprocessing, aerogeophysic and 4 exploratory wells (US$ 11,034,000) before November 24, 2022.
●	Llanos 94 Block: 3D seismic acquisition and reprocessing and 3 exploratory wells (US$ 9,147,000) before October 1, 2023.
●	Llanos 123 Block: 3D seismic reprocessing, geochemistry and 2 exploratory wells (US$ 5,686,000) before November 26, 2023.
●	Llanos 124 Block: 3D seismic acquisition and reprocessing, geochemistry and 3 exploratory wells (US$ 8,417,000) before November 26, 2023.
●	CPO-5 Block: 3D seismic acquisition, processing and interpretation (US$ 2,542,000) before July 9, 2022.
●	Coati Block: 3D seismic and 2D seismic acquisition (US$ 4,500,000). The exploratory period is currently suspended.
●	Mecaya Block: 3D seismic or 1 exploratory well (US$ 2,000,000). The exploratory period is currently suspended. Due to private agreement with the partner in the block, the investment commitment to be incurred by GeoPark amounts to US$ 600,000.
●	PUT-8 Block: 3D seismic acquisition and reprocessing and 3 exploratory wells (US$ 13,107,000) before June 27, 2022.
●	PUT-9 Block: 3D seismic acquisition and 2 exploratory wells (US$ 10,550,000) before October 14, 2020. GeoPark has signed a private agreement with the other partner in the block resulting in the total investment commitment to be incurred by GeoPark amounting to US$ US$ 4,365,000. The exploratory period is currently suspended.
●	PUT-12 Block: 2D seismic acquisition, reprocessing and interpretation, geochemistry and 1 exploratory well (US$ 14,347,000) before November 29, 2021. On April 7, 2020, GeoPark requested the ANH to suspend the exploratory period.
●	PUT-30 Block: 2D seismic acquisition and 1 exploratory well (US$ 26,929,000). The exploratory period is currently suspended.
●	Tacacho Block: 2D seismic acquisition, processing and interpretation (US$ 4,080,000). GeoPark has signed a private agreement with the other partner in the block resulting in the total investment commitment to be incurred by GeoPark amounting to US$ US$ 1,224,000. The exploratory period is currently suspended.
●	Terecay Block: 2D seismic acquisition, processing and interpretation (US$ 4,046,000). GeoPark has signed a private agreement with the other partner in the block resulting in the total investment commitment to be incurred by GeoPark amounting to US$ US$ 2,856,000. The exploratory period is currently suspended.
●	The Llanos 86, Llanos 104, PUT-14 and PUT-36 Blocks are in Preliminary Phase as of the date of these Consolidated Financial Statements. During this Preliminary Phase, GeoPark must request the Ministry of Interior for the certificate that indicates presence or no presence of indigenous communities and develop previous consultation, if applicable. Only when this process has been completed and the corresponding regulatory approvals has been obtained, the blocks will enter into Phase 1, where the exploratory commitments are mandatory. The investment commitments for the blocks over three-years term of Phase 1 would be the following:
-	Llanos 86 Block: 3D seismic, 2D seismic reprocessing and 1 exploratory well (US$ 7,954,000)
-	Llanos 104 Block: 3D seismic, 2D seismic reprocessing and 1 exploratory well (US$ 7,068,000)
-	PUT-14 Block: 2D seismic acquisition and 1 exploratory well (US$ 16,122,000)
-	PUT-36 Block: 3D seismic acquisition and 2 exploratory wells (US$ 9,482,000)

Note 33     Commitments (continued)

33.2 Capital commitments (continued)

33.2.2 Chile

The remaining investment commitment to be assumed 100% by GeoPark for the second exploratory phase in the Campanario and Isla Norte Blocks are up to:

●	Campanario Block: 2 exploratory wells before April 16, 2022 (US$ 5,002,000)
●	Isla Norte Block: 1 exploratory well before February 21, 2022 (US$ 867,000)

As of December 31, 2020, the Group has established guarantees for its total commitments.

33.2.3 Brazil

The future investment commitments assumed by GeoPark are up to:

●	POT-T-785 Block: 3D seismic and electromagnetic survey before January 29, 2023 (US$ 67,000).
●	REC-T-58 Block: 3D seismic and electromagnetic survey before February 14, 2025 (US$ 140,000).
●	REC-T-67 Block: 3D seismic and electromagnetic survey before February 14, 2025 (US$ 140,000).
●	REC-T-77 Block: 3D seismic and electromagnetic survey before February 14, 2025 (US$ 140,000).
●	POT-T-834 Block: 3D seismic and electromagnetic survey before February 14, 2025 (US$ 140,000).

33.2.4 Argentina

The investment commitment in the Los Parlamentos Block (50% working interest) for the first exploratory period, ending on October 30, 2021, which includes 2 exploratory wells and additional 3D seismic, amounts to US$ 6,000,000, at GeoPark’s working interest.

33.2.5 Ecuador

The investment commitments assumed by GeoPark, at its 50% working interest, in the Espejo and Perico Blocks during the first exploratory period are up to:

●	Espejo Block: 3D seismic and 4 exploratory wells before June 17, 2023 (US$ 17,648,000).
●	Perico Block: 4 exploratory wells before June 16, 2023 (US$ 12,109,000).

Note 34      Related parties

Controlling interest

The main shareholders of GeoPark Limited, a company registered in Bermuda, as of December 31, 2020, are:

	Common	Percentage of outstanding
Shareholder	shares	common shares
James F. Park (a)	8,307,416	13.61%
Gerald E. O’Shaughnessy (b)	6,538,220	10.71%
Compass Group LLC (c)	6,043,917	9.90%
Renaissance Technologies LLC (d)	4,112,342	6.74%
Other shareholders	36,027,877	59.03%
	61,029,772	100.00%

(a)	Held by GoodRock, LLC (formerly known as Energy Holdings, LLC), which is controlled by James F. Park. The information set forth above and listed in the table is based solely on the disclosure set forth in Mr. Park’s most recent Schedule 13G filed with the SEC on February 16, 2021.
(b)	Held by Mr. O’Shaughnessy directly and indirectly through GP Investments LLP, GPK Holdings, The Globe Resources Group, Inc., and other investment vehicles. The information set forth above and listed in the table is based solely on the disclosure set forth in Mr. O´Shaughnessy’s most recent Schedule 13G filed with the SEC on February 12, 2021.
(c)	The information set forth above and listed in the table is based solely on the disclosure set forth in Compass Group LLC’s most recent Schedule 13G filed with the SEC on February 1, 2021.
(d)	The information set forth above and listed in the table is based solely on the disclosure set forth in Renaissance’s most recent Schedule 13G filed with the SEC on February 11, 2021.

Balances outstanding and transactions with related parties

		Balances
	Transaction	at year
Account (Amounts in US$´000)	in the year	end	Related Party	Relationship
2020
To be recovered from co-venturers	—	2,236	Joint Operations	Joint Operations
To be paid to co-venturers	—	(5,760)	Joint Operations	Joint Operations
Geological and geophysical expenses	130	—	Carlos Gulisano	Non-Executive Director (a)
Administrative expenses	561	—	Pedro E. Aylwin	Executive Director (b)
2019
To be recovered from co-venturers	—	1,035	Joint Operations	Joint Operations
To be paid to co-venturers	—	(4,803)	Joint Operations	Joint Operations
Geological and geophysical expenses	160	—	Carlos Gulisano	Non-Executive Director (a)
Administrative expenses	581	—	Pedro E. Aylwin	Executive Director (b)
2018
To be recovered from co-venturers	—	1,819	Joint Operations	Joint Operations
To be paid to co-venturers	—	(8,449)	Joint Operations	Joint Operations
Financial results	1,606	—	LGI	Partner
Geological and geophysical expenses	170	—	Carlos Gulisano	Non-Executive Director (a)
Administrative expenses	547	—	Pedro E. Aylwin	Executive Director (b)

(a)	Corresponding to consultancy services.
(b)	Corresponding to wages and salaries for US$ 336,000 (US$ 390,000 in 2019 and US$ 417,000 in 2018) and bonus for US$ 225,000 (US$ 191,000 in 2019 and US$ 130,000 in 2018).

Note 34      Related parties (continued)

Balances outstanding and transactions with related parties (continued)

There have been no other transactions with the Board of Directors, Executive officers, significant shareholders or other related parties during the year besides the intercompany transactions which have been eliminated in the Consolidated Financial Statements, the normal remuneration of Board of Directors and other benefits informed in Note 11.

Note 35     Auditors Fees

Amounts in US$‘000	2020	2019	2018
Audit fees	926	763	797
Audit related fees	—	510	—
Tax services fees	35	165	209
Non-audit services fees	—	5	—
Total Auditors Fees	961	1,443	1,006

Fees are shown net of VAT and other associated tax charges.

Non-audit services fees relate to consultancy and other services.

Note 36     Business transactions

36.1 Acquisition of Amerisur Resources Plc

On January 16, 2020, GeoPark acquired the 100% share capital of Amerisur Resources Plc, a company listed on the Alternative Investment Market (“AIM”) of the London Stock Exchange. After the acquisition, the company was delisted and its name changed to Amerisur Resources Limited. The principal activities of Amerisur Resources Limited and its subsidiaries (“Amerisur”) are exploration, development and production for oil and gas reserves in Latin America. Amerisur owns thirteen production, development and exploration blocks in Colombia (twelve operated blocks in the Putumayo basin and one non-operated block in the Llanos basin) and an export oil pipeline from Colombia to Ecuador named Oleoducto Binacional Amerisur (“OBA”).

GeoPark paid a cash consideration of US$ 314,163,077 at the transaction date.

In accordance with the acquisition method of accounting, the acquisition cost was allocated to the underlying assets acquired and liabilities assumed based primarily upon their estimated fair values at the date of acquisition. An income approach (being the net present value of expected future cash flows) was adopted to determine the fair values of the mineral interest. Estimates of expected future cash flows reflect estimates of projected future revenues, production costs and capital expenditures based on our business model. The excess of acquisition cost, if any, over the net identifiable assets acquired represents goodwill.

Note 36     Business transactions (continued)

36.1 Acquisition of Amerisur Resources Plc (continued)

The following table summarises the combined consideration paid for the acquired business and the final allocation of fair value of the assets acquired and liabilities assumed for the abovementioned transaction:

Amounts in US$‘000	Total
Cash	314,163
Total consideration	314,163
Property, plant and equipment (including mineral interest)	276,988
Right-of-use assets	16,674
Deferred income tax asset	4,071
Prepayments and other receivables	30,024
Trade receivables	5,964
Inventories	4,128
Other assets	5,991
Cash and cash equivalents	41,828
Lease liabilities	(17,851)
Provision for other long-term liabilities	(16,519)
Current income tax liability	(3,426)
Trade and other payables	(33,709)
Total identifiable net assets	314,163

Considering that Amerisur issues financial information on a monthly basis, the Group has considered the identified assets and liabilities as of December 31, 2019. If the purchase price allocation exercise had been carried out as of January 16, 2020, it would not have deferred significantly.

Since the acquisition date, Amerisur contributed revenue of US$ 42,855,000 and net loss of US$ 5,523,000 within the Consolidated Statement of Income for the year ended December 31, 2020.

36.2 Colombia

36.2.1 La Cuerva and Yamu Blocks

On November 2, 2018, GeoPark executed a purchase and sale agreement to sell its 100% working interest in the La Cuerva and Yamu Blocks, in Colombia. The total consideration is US$ 18,000,000, less a working capital adjustment of US$ 1,934,000, plus a contingent payment of US$ 2,000,000. Closing of the transaction took place in July 2019, after the corresponding customary regulatory approvals. As a consequence of this transaction, GeoPark collected an advance payment of US$ 9,000,000 in November 2018 and the final payment (which includes the working capital adjustment) of US$ 7,066,000 in July 2019.

The following table summarizes the assets and liabilities related to these blocks and the result of the transaction at its closing date:

Amounts in US$‘000	Total
Advance Payment	9,000
Final payment (including working capital adjustment)	7,066
Total consideration	16,066
Assets held for sale	23,211
Liabilities associated with assets held for sale	(9,447)
Other net current assets	2,416
Total identifiable net assets	16,180
Result of the transaction recognized in the Condensed Consolidated Statement of Income	(114)

Note 36     Business transactions (continued)

36.3 Brazil

36.3.1 Manati Block

On November 22, 2020, GeoPark signed an agreement to sell its 10% non-operated working interest in the Manati Block in Brazil. The total consideration amounts to Brazilian Real 144,400,000 (equivalent to US$ 27,787,000 as of December 31, 2020), including a fixed payment of Brazilian Real 124,400,000 plus an earn-out of Brazilian Real 20,000,000, which is subject to obtaining certain regulatory approvals. The transaction is subject to certain conditions, including the acquisition by the acquirer of the remaining working interest and operatorship of the Manati gas field, and other regulatory approvals. As of December 31, 2020, these conditions have not been met.

36.3.2 REC-T-128 Block

In July 2020, GeoPark initiated a farm-out process to sell its 70% interest in the currently non-producing REC-T-128 Block in Brazil. On March 1, 2021, the farm-out agreement was signed. The total consideration is US$ 1,100,000, plus a contingent payment of up to US$ 710,000. Closing of the transaction is subject to regulatory approvals, which are expected to occur during 2021. As of the date of these Consolidated Financial Statements, the amount of Property, plant and equipment related to the block was impaired to its fair value less cost to sale (see Note 37) and classified as held for sale.

36.4 Argentina

36.4.1 Aguada Baguales, El Porvenir and Puesto Touquet Blocks

On March 27, 2018, GeoPark acquired a 100% working interest and operatorship of the Aguada Baguales, El Porvenir and Puesto Touquet Blocks, which are located in the Neuquen Basin, for a total consideration of US$ 52,000,000, less a working capital adjustment of US$ 3,150,000.

36.5 Peru

36.5.1 Morona Block

On July 15, 2020, GeoPark notified its irrevocable decision to retire from the non-producing Morona Block (Block 64) in Peru, due to extended force majeure, which allows for the termination of the license contract. As of the date of these Consolidated Financial Statements, the negotiations for transferring the operationship of the block are still ongoing. Consequently, GeoPark performed an analysis of the fair value of its assets and liabilities in Peru in accordance with the available best estimation of the results of the negotiations.

As a result of the abovementioned situation, the Group recognized an impairment of its Property, plant and equipment for a total amount of US$ 33,976,000, wrote-down VAT credits for US$ 6,017,000 and Deferred income tax asset for US$ 8,353,000, recognizing those charges within Other expenses and Income tax expenses, respectively, in the Consolidated Statement of Income, and recognized a provision for environmental obligations for a present value of US$ 1,886,000, with impact in Other expenses in the Consolidated Statement of Income.

Note 36     Business transactions (continued)

36.6 Non-controlling interest in Colombia and Chile’s business from LG International

On November 28, 2018, GeoPark executed an agreement to acquire the LG International Corporation (“LGI”) interest in GeoPark’s Colombian and Chilean operations and subsidiaries.

The acquisition price included a fixed payment of US$ 81,000,000 paid at closing, plus two equal installments of US$ 15,000,000 each, to be paid in June 2019 and June 2020. Additionally, three contingent payments of US$ 5,000,000 each could be payable over the next three years, subject to certain production thresholds being exceeded. As of the date of these Consolidated Financial Statements, the first installment of US$ 15,000,000 and US$ 11,500,000 plus interests of the second installment were already paid, and the production threshold corresponding to the first two contingent payments of US$ 5,000,000 were not exceeded. The remaining US$ 3,500,000 plus interests of the second installment were fully repaid in February 2021.

Note 37     Impairment test on Property, plant and equipment

During 2020, there was a steep decline in crude oil prices due to COVID-19 and other factors impacting global supply and demand as described in Note 1.1. Management considered this to be an impairment indicator and the Group carried out an impairment review of its oil and gas asset cash-generating units (CGUs), except for the Llanos 34 Block.

The Management of the Group considers as CGU each of the blocks or group of blocks in which the Group has working or economic interests. The blocks with no material investment on fixed assets or with operations that are not linked to oil prices were not subject to the impairment test.

The main assumptions taken into account for the impairment tests for the blocks below mentioned were:

-	The future oil prices have been calculated taking into consideration the oil price curves available in the market, provided by international advisory companies, and weighted through internal estimations in accordance with price curves used by D&M. They have been revised to reflect the lower, post-COVID-19 prices and revised views of oil prices in the longer term.
-	Three oil price scenarios were projected and weighted in order to minimize misleading estimations: low-price, middle-price and high-price (see below table “Oil price scenarios”).
-	The table “Oil price scenarios” was based on Brent future price estimations; the Group adjusted this market price on its model valuation to reflect the effective price applicable in each location (see Note 3 “Price risk”).
-	The model valuation was based on the expected cash flow approach.
-	The revenues were calculated linking price curves with levels of production according to certified reserves (see below table “Oil price scenarios”).
-	The levels of production have been linked to certified risked P1, P2 and P3 reserves case by case (see Note 4).
-	Production and structure costs were estimated considering internal historical data according to GeoPark’s own records and aligned to the 2021 approved budget.
-	The capital expenditures were estimated considering the drilling campaign necessary to develop the certified reserves.
-	The assets subject to impairment test are the ones classified as Oil and Gas properties and Production facilities and machinery.
-	The carrying amount subject to impairment test includes mineral interest, if any.
-	The income tax charges have considered future changes in the applicable income tax rates (see Note 16).

Note 37     Impairment test on Property, plant and equipment (continued)

Table Oil price scenarios (a):

	Amounts in US$ per Bbl.
				Weighted market price
				used for the
Year	Low price (15%)	Middle price (60%)	High price (25%)	impairment test
2021	45.1	50.1	55.1	50.6
2022	48.8	54.3	59.7	54.8
2023	50.9	56.6	62.2	57.1
2024	52.9	58.8	64.6	59.3
Over 2025	53.9	59.9	65.9	60.5

(a)	The percentages indicated between brackets represent the Group estimation regarding each price scenario

As a consequence of the evaluation, the following amounts of impairment loss were (recognized) reversed:

Amounts in US$‘000	2020	2019	2018
Colombia (a)	—	—	11,531
Chile (b)	(81,967)	—	(6,549)
Brazil (c)	(1,717)	—	—
Argentina (d)	(16,205)	(7,559)	—
Peru (e)	(33,975)	—	—
	(133,864)	(7,559)	4,982

(a)	Reversal of previously recognized impairment losses due to increases in estimated market prices and improvements in cost structure, and also the known fair value less costs of disposal of the La Cuerva and Yamu Blocks (see Note 36.2.1).
(b)	Recognition of impairment loss in the Fell Block in 2020 due to the commercial viability has been decreased significantly as a consequence of the lower crude prices relative to its high cash costs of production and in the TdF’s blocks in 2018 due to the termination of the sales agreement with no expected renovation.
(c)	Recognition of impairment loss in the REC-T-128 Block due to the fair value less cost to sale determined in the context of the farm-out process described in Note 36.3.2.
(d)	Recognition of impairment loss in the Aguada Baguales and El Porvenir Blocks in 2020 due to the commercial viability has been decreased significantly as a consequence of the lower crude prices relative to its high cash costs of production, which also led to reduced estimates of the quantities of hydrocarbons recoverable, and in the CN-V Block in 2019 for the total amount capitalized in the block due to a negative revision of reserves.
(e)	Recognition of impairment loss in the Morona Block due to the situation described in Note 36.5.1.

Sensitivity to changes in assumptions

With regard to the assessment of value in use for the identified CGUs subject to impairment indicators, Management believes that there are no reasonably possible changes in any of the above key assumptions that would cause the carrying value of the CGUs to materially exceed its recoverable amount.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
Name: Andrés Ocampo
Title: Chief Financial Officer

Date: March 10, 2021